



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report Of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2003.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant's name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F ____X____ Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ________

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Annual Report 2003

Kubota

Annual Report 2003

Kubota Corporation


Profile

Since its establishment, Kubota has continually aimed to promote the harmonious coexistence of humans and all aspects of the earth's environment, including water and soil, by creating products that contribute to a better future for people, society as a whole, and the earth. In accordance with this basic philosophy, Kubota is continually anticipating the needs of the times as it vigorously engages in businesses that contribute to the betterment of society. Today, Kubota's products in domains closely connected to culture and people's daily lives—including areas related to water, soil, air, cities, and homes—are enjoyed by people worldwide. In the future, Kubota will continue to provide people- and earth-friendly products that will enable the creation of abundant living environments and contribute to the protection of the earth's environment.

Financial Highlights

Kubota Corporation and Subsidiaries Years Ended March 31, 2003, 2002, and 2001

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	**2003**
Net sales	**¥926,145**	¥965,791	¥984,767	**$7,717,875**
Percentage of previous year	**95.9%**	98.1%	101.0%	
Net income (loss)	**(8,004)**	9,530	9,795	**(66,700)**
Percentage of previous year	**—**	97.3%	59.6%	
Percentage of net sales	**(0.9)%**	1.0%	1.0%	
Net income (loss) per 5 common shares (Yen and U.S. Dollars):				
Basic	**¥(29)**	¥34	¥35	**$(0.24)**
Diluted	**(29)**	33	34	**(0.24)**
Cash dividends per 5 common shares (Yen and U.S. Dollars)	**30**	30	30	**0.25**
Capital expenditures	**¥35,845**	¥36,342	¥37,170	**$298,708**
Depreciation	**38,494**	40,074	43,311	**320,783**
R&D expenses	**26,405**	30,186	30,257	**220,042**
Number of shareholders (At year-end)	**59,446**	59,409	62,518	

Notes: 1. The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥120=US$1. See Note 1 to the consolidated financial statements.
2. Per share amounts have been calculated per 5 common shares since each American Depositary Share represents 5 shares of common stock.

Contents

To Our Shareholders and Friends 1
An Interview with the President 2
Kubota's Medium-Term Management Strategy/ Progress Report 5
Review of Operations 9
Five-Year Financial Summary 13
Financial Review 14
Segment Information 20
Consolidated Balance Sheets 22
Consolidated Statements of Income 24
Consolidated Statements of Comprehensive Income (Loss)/ Consolidated Statements of Shareholders' Equity 25
Consolidated Statements of Cash Flows 26
Notes to Consolidated Financial Statements 27
Independent Auditors' Report 44
Directory 45
Directors and Corporate Auditors/ Investor Information 47

Cautionary Statement with Respect to Forward-Looking Statements

This annual report contains statements about Kubota's future business plans, strategies, and beliefs. Statements regarding the Company's projected future business results are not based on historical facts and are subject to various risks and uncertainties. These risks and uncertainties relate to economic conditions in Kubota's business environment, particularly government agricultural policies, the state of private-sector and public-sector capital investment, currency exchange rates, new housing starts, competitive pricing pressures in the marketplace, and Kubota's ability to continue designing and developing products that will be accepted in markets. However, it should be noted that elements affecting performance are not limited to the previously mentioned factors.

To Our Shareholders and Friends



Daisuke Hatakake
President and Representative Director

In fiscal 2003, ended March 31, 2003, Kubota Corporation's net sales declined 4.1% from the level in the previous fiscal year, to ¥926.1 billion ($7,718 million). This ¥39.6 billion decrease reflected a ¥41.1 billion reduction of the Company's net sales owing to the sale of prefabricated housing operations in March 2002. Excluding the effects of that transaction, our net sales would have been roughly the same as in the previous fiscal year.

Looking at year-on-year changes in segment sales, sales in the Internal Combustion Engine and Machinery segment increased both in Japan and overseas. In Japan, Kubota faced challenges from a decline in demand for agricultural equipment but was able to increase its market share and sales by proactively developing and launching products that offer improved functionality at relatively low prices and by dynamically executing sales promotion programs for those products. Kubota was able to augment overseas sales through the implementation of a 30-year-anniversary marketing promotion campaign and launch of new products in the United States, which is the Company's principal overseas market for tractors. Regarding the Pipes, Valves, and Industrial Castings segment, we increased our overseas sales, with particularly strong sales of ductile iron pipes and other products in the Middle East, but a sharp drop in domestic demand led to low sales levels for such principal products as ductile iron pipes and PVC pipes, causing total segment sales to decrease. Sales in the Environmental Engineering segment decreased owing to the end, in the previous fiscal year, of a boom in demand for the rebuilding of incinerators to prevent dioxin emissions. Sales in the Building Materials and Housing segment fell sharply owing to the previously mentioned sale of prefabricated housing operations.

Operating income declined ¥4.8 billion, to ¥29.6 billion ($247 million), owing to such factors as a ¥16.8 billion impairment loss on a golf course owned and operated by a subsidiary and ¥4.6 billion in payments associated with a voluntary early retirement special program. Reflecting this and ¥24.8 billion in valuation losses on short-term and other investments caused by a drop in Japanese stock prices, Kubota's income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was down 78.5%, to ¥6.2 billion ($51 million). Income taxes amounted to ¥12.3 billion ($102 million). The subsidiary operating the golf course recorded a net loss, and there may be no prospect of recovering deferred tax assets from the subsidiary's taxable income in the future. Accordingly, the impairment loss was accounted for without recording a related deferred tax asset. As a result, the Company recorded a net loss of ¥8.0 billion ($67 million), the first time it has recorded a net loss on a consolidated basis.

Diluted net loss per five common shares amounted to ¥29 ($0.24), compared with diluted net income per five common shares of ¥33 in fiscal 2002. The Company plans to pay year-end cash dividends per common share of ¥3, or ¥15 per five common shares. Together with interim cash dividends, cash dividends per share for the entire fiscal year will amount to ¥6, or ¥30 ($0.25) per five common shares.

Medium-Term Management Strategy

In March 2001, Kubota initiated a Medium-Term Management Strategy covering the three-year period through March 2004. The Company is working concertedly to achieve the three principal objectives articulated in the strategy, which are to reform its business structure and profit structure, fundamentally improve its business operating systems, and strengthen its financial position. To overcome current challenges, improve performance, and promote sustained corporate development, we will continue with the forceful implementation of our Medium-Term Management Strategy during the current fiscal year. We will do our utmost to ensure that the strategy is implemented as quickly as possible and with maximum effectiveness.

The fundamental imperative of the Medium-Term Management Strategy is to continually reevaluate prospective business circumstances and steadily proceed with strategic initiatives conceived based on a medium-to-long-term perspective. Accordingly, while fiscal 2004 is the final year of the current Medium-Term Management Strategy, we have decided to draft new versions of the Medium-Term Management Strategy on a rolling basis. While annually reappraising progress made in implementing strategies as well as changes in our operating environment, we will make timely adjustments to our strategies and announce these adjustments to ensure that our management objectives are clear to concerned parties both inside and outside of Kubota.

We hope for the continued understanding and support of our shareholders and associates.

June 2003

幡掛大輔

Daisuke Hatakake
President and Representative Director

An Interview with the President

Could you explain your work history at Kubota?

Before becoming president, I was both the managing director responsible for management planning and financial matters and general manager of the Corporate Compliance Headquarters.



Two years ago, as the director responsible for management planning and financial matters, I cooperated with Kubota's former chairman and president—Osamu Okamoto and Yoshikuni Dobashi—in drafting the Company's Medium-Term Management Strategy, which covers the three years through March 2004. That was the first time in nine years that Kubota had established a medium-term strategy. In view of the difficulty of promoting additional growth in sales and profitability at that time, we believed it important to eliminate the perception that our corporate development was obstructed, clearly describe each business unit's development path, and set specific performance goals for all employees to strive to attain.

As the general manager of the Corporate Compliance Headquarters, I worked to ensure that Kubota conformed to rigorous corporate ethics standards. In addition to giving thorough attention to the fundamental compliance issue of making sure that all management decisions and corporate activities respect the law, I undertook such initiatives as the creation of Kubota's Charter of Corporate Behavior and the revision of the Company's employee action standards.

Before becoming a director, I was posted to diverse departments and offices. As general manager of the Hirakata plant, I was on the front lines of manufacturing operations and made various efforts to rebuild Kubota's construction machinery business. Based on that experience, I have concluded that business success requires at least two things: first, that managers fully understand developments on the front lines of business operations so that they have all the information they need to make the right decisions and, second, that all employees work together effectively to execute the management decisions and realize the relevant goals.

What are your fundamental management policies?

For the time being, I would like to give strong emphasis to the concept of "speed and execution." Kubota has maintained leading positions and high market shares in numerous stable business fields characterized by relatively low levels of change, and this stability is particularly evident in certain business fields in which government entities are the customers. As a result of our presence in such markets, I believe that Kubota has developed a corporate culture that is admirable regarding reliability and prudence but is slow to implement and execute new business strategies. In the current era of rapidly changing operating environments, we must create and implement strategic countermeasures with much greater speed. We have to be bolder in taking action without excessive fear of mistakes, and we have to quickly fix problems when mistakes are in fact made. I will be making a strong push to shift the Company to a bolder and more dynamic management style.

Another issue that merits strong emphasis is personnel development. Throughout my career, I have been fully aware of the critical importance of highly skilled and motivated personnel. When communicating with managers, I make a point of stressing the importance of their responsibility for promoting the development of staff. In concrete terms, each manager must give younger employees appropriate guidance while also assigning them challenging work and responsibilities. These are the fundamental elements of personnel development, and they are also key means of creating a company characterized by "speed and execution."

By emphasizing "speed and execution," I plan to increase Kubota's capability to rapidly respond to changes in its operating environment. By promoting personnel development and motivation efforts, I am seeking to foster an increasingly dynamic and proactive corporate culture.

What do you think about the current organization and management of Kubota's operations?

To date, Kubota has already moved forward with efforts to build a more autonomous divisional management structure through such efforts as those aimed at reorganizing the business divisions, streamlining the head office's support and administrative departments, giving greater responsibility and authority to divisions, and introducing a new performance-based personnel system. I will take responsibility for maximizing the benefits of these reforms.



In the future, I want to proceed with the building of new business models and systems adapted to the needs of individual business fields. Kubota operates in an extremely wide range of business fields, but operations in a number of those fields are not generating satisfactory results even though we are the top or close to the top company in those fields in terms of market share. I believe that this is due to the insufficient strength of our business models and systems. In view of this, we must reevaluate all our business models and systems and build new ones that are optimal for current conditions in each field through such measures as those to tighten the focus of our marketing, technical, and manufacturing units on their central functions and those involving corporate alliances, spin-offs, and overseas business development. Each of our business divisions must design the best models and systems for its own operations based on a thorough consideration of the special characteristics of its business field and emerging trends in its operating environment as well as its own strengths and weaknesses. I intend to take effective steps to promote and lead this process of building new business models and systems.

After determining the ideal developmental direction of our businesses, we must reexamine our capabilities as a manufacturer. To overcome challenges from competing companies, it is important that we maintain strong emphasis on the basic tenets of manufacturing business by taking the measures needed to establish superior capabilities regarding product quality, manufacturing costs, and the quickness of product deliveries. We will retain our traditional dedication to manufacturing excellence as we seek to further develop our operations.

What are your principal strategic emphases right now?

Our principal strategic emphasis at this time is to complete the implementation of the Medium-Term Management Strategy.

In particular, we will be doing our utmost to achieve the first principal objective of that strategy, which is to reform Kubota's business structure and profit structure. Looking at Kubota's principal businesses—engines and machinery marketed principally to the private sector as well as ductile iron pipes and other products marketed principally to the public sector—one finds that domestic and overseas sales of engine and machinery are growing smoothly and the profitability of those sales is rapidly improving. In contrast, the profitability of business in products marketed principally to government bodies has deteriorated considerably amid decreasing demand and intensifying competition. Rebuilding this business is currently our most important task. We are marshaling all of Kubota's diverse capabilities to complete this rebuilding task, including moves to horizontally spread know-how from our increasingly strong operations in engines and machinery.



Another particularly important objective of the Medium-Term Management Strategy is the developing of new and peripheral businesses. While new business development has been delayed due to circumstances in individual business fields as well as overall economic conditions, this is a crucial objective and a prerequisite for Kubota's dynamic corporate development over the long term. Our basic approach to developing new businesses is not to escape from our central business fields but to increase the dimensions of those fields. We are not planning to try establishing operations in fields totally unrelated to our existing technologies, markets, and other strengths. What we intend to do is broaden the scope of existing businesses by entering new fields in which we have some kind of special strength. While striving to realize more of our strengths' potentials, we are planning to compensate for our weaknesses through cooperation with other companies and are also considering the possibility of purchasing some businesses. In these ways, we are maintaining relentless strategic business development efforts focused on an extended range of business fields.

Kubota's Medium-Term Management Strategy/Progress Report

1. Progress in Implementing Kubota's Medium-Term Management Strategy

Overview of the Medium-Term Management Strategy

Three Primary Focuses of the Medium-Term Management Strategy

(1) Reforming the Business Structure and Profit Structure

- Classification of Core/Strategic Businesses and Low-Profit Businesses and Implementation of Reforms in Line with the Businesses' Missions
- Developing New and Peripheral Businesses

(2) Reforming Operational Systems

- Reorganization of Divisions (building a more autonomous divisional management structure)
- Reevaluation of Administrative and Support Departments
- Introduction of New Personnel System

(3) Strengthening the Financial Position

- Reduction of Interest-Bearing Debt

1) Reforming the Business Structure and Profit Structure

(1) Internal Combustion Engine and Machinery

In the core domestic business field of farm equipment, Kubota has established a "concurrent engineering" product development system involving the integration of development and manufacturing processes. This system enables the Company to continually launch new products that are competitively priced and feature improved capabilities. As a result of this system and a test-ride-centered sales promotion campaign, despite the weakness of overall demand, the Company has steadily increased its market share and expanded its operations.

In the strategic overseas business field of tractors, Kubota is proactively developing its operations, principally in North America. The launch of new tractor models and the implementation of a sales promotion campaign that commemorates the 30th anniversary of the start of Kubota product marketing in North America enabled the Company to increase its market share. Regarding outdoor power equipment business, sales of the ZD series of locally manufactured products were robust. Moreover, a Georgia-based subsidiary—Kubota Manufacturing of America Corporation—expanded its production capacity, and that company is scheduled to begin manufacturing newly developed utility vehicles, which will be introduced to the market in 2004. Aiming to expand overseas tractor operations, Kubota Tractor Corporation in 2002 procured land in Georgia, upon which the Company has invested in increasing its warehousing and tractor assembly line capabilities. The Turf-Care Technology & Marketing Center, which handles research and marketing work required for local product development activities, has also begun operating at the new site.

(2) Pipes, Valves, and Industrial Castings

A decrease in domestic demand and intensification of competition considerably depressed the profitability of business in ductile iron pipes and other products marketed principally to government entities. Kubota is working concertedly to restore the profitability of its core ductile iron pipe business.

On April 1, 2003, Kubota established the Production Control Headquarters within the Industrial and Material Systems Consolidated Division to restore emphasis on the basic principles of manufacturing and promote operational reforms. To facilitate the horizontal spread of the Farm and Industrial Machinery Consolidated Division's successful reforms involving a return to basic manufacturing principles, the Company is shifting personnel and know-how from the Farm and Industrial Machinery Consolidated Division to the Industrial and Material Systems Consolidated Division. This reflects the concerted and Companywide nature of the return to basic manufacturing principles. Striving to introduce systems that are comprehensively optimized, each business unit is taking measures such as those to reevaluate manufacturing systems and thoroughly rationalize and centralize Consolidated Divisionwide procurement operations to reduce materials costs.

Regarding the Ductile Iron Pipe Division, because a recovery in domestic demand is not projected, the division is adopting such new strategies as promoting sales of high-value-added products, reforming or eliminating unprofitable products, and undertaking fundamental distribution reforms. In addition to reducing operating costs, the division is striving to cut fixed costs through measures that include the streamlining of marketing departments. It is expected that the steady implementation of these strategies will lead to a recovery in profitability.

(3) Environmental Engineering

The Environmental Engineering Consolidated Division is working to clearly distinguish between fields that are appropriate for operational expansion and those that are more appropriate for operational stabilization, strengthen its profitability, and steadily develop new businesses.

Regarding fields that are appropriate for operational expansion, one representative new business that shows promise is the resource recycling-type renewal business involving the recycling of waste materials in landfills as well as the treatment and purification of contaminated soil. Kubota's first plant for this work is scheduled to be completed in Teshima, Kagawa Prefecture, in August 2003. In April 2003, construction of an industrial waste processing facility, which the Company will own and operate, was begun in Kitakami, Iwate Prefecture. The first business operation of its type within the Kubota Group, this business will be operated by a subsidiary, Kubota Retex Corp., which is scheduled to obtain its waste processing license and begin operating in October 2003.

Another growing new business centers on the submerged membranes developed by Kubota, which have enabled the creation of simplified membrane separation technologies as well as compact wastewater treatment systems that have a broad spectrum of applications ranging from septic tanks to the treatment of industrial wastewater and town sewage. In Japan, Kubota has obtained an A-class license for sewage system engineering and is endeavoring to expand its sales. Overseas, the Company has established a marketing subsidiary in Europe and plans to develop business in the U.S. market as well.

In business fields that are appropriate for operational stabilization, Kubota is striving to improve its profitability through the more-rigorous management of cost of sales, strengthened procurement capabilities, and the reduction of fixed costs. Reflecting these measures, Kubota improved the profitability of Environmental Engineering in fiscal 2003 despite a decline in net sales from the prior year.

(4) Building Materials and Housing

Intent on restoring the overall profitability of its businesses in the Building Materials and Housing segment, Kubota has taken various profit-bolstering measures and expects these businesses to regain their overall profitability during fiscal 2004. The Company sold its prefabricated housing business, which had been problematic for many years, during fiscal 2002. In the condominium development business, Kubota recorded considerable valuation losses on fixed assets and otherwise proceeded steadfastly with restructuring measures during fiscal 2002. As a result, the Company was able to restore the operating profitability of the Building Materials and Housing segment during fiscal 2003.

Kubota has achieved a large profitability improvement in the siding materials business by proactively introducing new products and undertaking thorough cost-reduction measures. Regarding roofing materials, the Company has worked since fiscal 2002 to fundamentally improve its manufacturing methods. During fiscal 2003, these improvements were completed and the product quality was stabilized. Kubota is making additional cost-reduction measures in roofing materials operations and aims to restore the profitability of those operations in fiscal 2004. As the profitability of septic tank operations has already been restored, it is expected that the profitability of the Building Materials and Housing segment will further improve during fiscal 2004.

2) Reforming Operational Systems

(1) Reorganization of Divisions

In July 2002, Kubota reorganized its consolidated divisions with the goals of boosting competitiveness by augmenting collaboration between business sectors and taking better advantage of complementary capabilities and synergies. The new divisional management organization of the Company consists of four divisions—the Farm and Industrial Machinery Consolidated Division, the Industrial and Material Systems Consolidated Division, the Environmental Engineering Consolidated Division, and the Housing Materials and Utilities Consolidated Division. The Company is proceeding with the delegation of additional authority to each of the consolidated divisions, aiming to establish an autonomous management system that will increase the speed and efficiency of management decisions.

(2) Reforming the Organizational System

a. Top Management Reforms

Since June 2003, Kubota's Board of Directors has had 19 members. The Company has considerably reduced the number of directors with the goal of expediting decision making and reduced the term of directors from two years to one year with the goal of increasing the clarity of managerial responsibilities.

The new Board of Directors has two vice presidents, each of whom concurrently serves as a general manager of consolidated divisions and oversees operations from a comprehensive Companywide perspective. One of the vice presidents is also the general manager of the Tokyo office, which is primarily focused on marketing operations, while the other is the director responsible for the Research & Development Planning & Promotion Department and is charged with supervising R&D activities throughout the Company. The current organizational system is designed to facilitate expeditious Companywide responses and horizontal collaboration with respect to important issues.

Board of Directors

(As of June 30)	1999	2000	2001	2002	2003
Chairman	1	1	1	1	
President	1	1	1	1	1
Vice Presidents	1				2
Executive Managing Directors	2	4	6	3	2
Managing Directors	14	9	7	9	6
Directors	16	11	12	11	8
Total	35	26	27	25	19

b. Streamlining of Head Office Administrative and Support Departments (Parent Company)

Kubota has reevaluated the missions and roles of its head office's support and administrative departments and proceeded to streamline those departments. In April 1999, there were 40 such departments staffed with 1,200 people, and the number of departments and staff had been reduced to 14 and 355, respectively, as of April 2003.

Reducing number of corporate staff departments and staff of the head office

(As of April)	1999	2000	2001	2002	2003
Departments	40	40	25	19	14
Staff	1,200	1,036	748	677	355

c. Implementing a Voluntary Early Retirement Special Program (Parent Company)

Kubota implemented a voluntary early retirement special program in fiscal 2003, and 496 employees took advantage of the program. As a result, the number of the parent company's employees was reduced to 12,107 as of April 1, 2003. The Company's Medium-Term Management Strategy target in this regard was thus nearly attained approximately one year ahead of schedule.

Reducing number of employees (Parent Company)

(As of April 1)	1999	2000	2001	2002	2003	2004
Target					12,703	12,100
Actual	15,511	14,426	13,784	13,235	12,107	

d. Reforming the Personnel System (Parent Company)

Beginning in fiscal 2003, Kubota has been introducing a new personnel system aimed at increasing the Company's organizational dynamism by means of thoroughly merit-based and transparent employee evaluation. A merit-based personnel evaluation system that determines salaries with emphasis on employee contributions rather than seniority has already been introduced, along with such other systems as a corporate performance-linked bonus system. While the Company previously set the levels of managers' bonuses based on consideration of the business performance of the division to which they belong, the scope of this system has been expanded to include union members. As of fiscal 2004, all employee bonuses are set based on consideration of the divisions' business performance.

To promote personnel development and the recruitment of promising young employees, the Company has introduced a double-track-type job assignment system, which provides diverse career paths for those who want to be a manager, a specialist, or an expert.

In the future, Kubota will proceed still further with reforms to its organizational and operational systems while striving to maximize the benefits of those systems.

3) Strengthening the Financial Position

Kubota is taking measures to strengthen its financial position, primarily through the reduction of interest-bearing debt. The Company's interest-bearing debt on a consolidated basis amounted to ¥429.6 billion as of March 31, 1999, and had been reduced to ¥327.4 billion at the end of fiscal 2003. Owing to the fund's being used for Kubota's steadily expanding operations in North America as well as the advance procurement of funds for the repayment of corporate bonds due during fiscal 2004, the Company did not attain its target of reducing interest-bearing debt to ¥315.0 billion at the end of March 2003, but it is steadily progressing with the streamlining of its balance sheet through measures centering on the reduction of inventory levels and the restraint of capital expenditures. The Company is aiming to reduce its interest-bearing debt to ¥300.0 billion by March 31, 2004.

Reduction of interest-bearing debt (Billions of yen)

(As of March 31)	1999	2000	2001	2002	2003	2004
Target				330.0	315.0	300.0
Interest-bearing debt	429.6	371.2	372.2	332.9	327.4	

2. Attainment of Operating Income Targets


(Billions of yen)
Operating Income
1.4
62.7
34.8
12.7
1.8
31.0
6.5
29.2
0.5
48.2
12.8
34.4
19.6
29.6
FY97
FY98
FY99
FY00
FY01
FY02
FY03
Operating income
Loss from disposal and impairment of businesses and fixed assets
Ratio of operating income to net sales (%)

In line with the Medium-Term Management Strategy goal of reforming the business structure and profit structure, Kubota is working to enhance its profitability by progressively taking such measures as liquidating unprofitable businesses and recognizing the impairment loss of fixed assets. In fiscal 2002, the Company generated ¥34.4 billion in operating income despite recording ¥12.8 billion in losses on the disposition of its prefabricated housing business and impairment loss of a condominium development subsidiary's fixed assets. In fiscal 2003, the Company generated ¥29.6 billion in operating income despite recording a ¥19.6 billion loss from the disposal and impairment of business and fixed assets, including a ¥16.8 billion impairment loss on a golf course owned by one of its subsidiaries.

In fiscal 2004, which is the final year of the current Medium-Term Management Strategy, Kubota aimed to attain ¥930.0 billion in net sales and ¥55.0 billion in operating income but currently projects that it will record ¥910.0 billion in net sales and ¥7.0 billion in operating income. The ¥48.0 billion reduction to the operating income target reflects a significant increase in pension expense, due to the deterioration in the return on investment of the pension plan assets and the large increase in pension liabilities due to the reduction of the discount rate. The Company forecasts that the amount of pension expense for fiscal 2004 will increase by approximately ¥46.0 billion. Excluding this additional expense, the Company believes its profitability is commensurate with the Medium-Term Management Strategy objective.

Medium-Term Financial Targets and Current Projection (Fiscal 2004)

	Billions of Yen				
	Target	Projection	Change	Main Factor of Change	
Net Sales	930.0	910.0	(20.0)		
Operating Income	55.0	7.0	(48.0)	Rise in pension expense	(46.0)

3. Drafting of the New Medium-Term Management Strategy

The basic concept of Kubota's Medium-Term Management Strategy is to continually reevaluate the prospective circumstances of its businesses, determine the measures that should be taken over the medium term in view of those business prospects, and steadily implement those measures. The Medium-Term Management Strategy is a tool for attaining these ends. In the future, the Company will firmly maintain this concept and tool for promoting the management of its businesses based on a medium-term perspective.

In fiscal 2004, Kubota will draft a new Medium-Term Management Strategy, setting fiscal 2003 as the base period. Based on consideration of progress in the implementation of strategies and changes in the operating environment, the Company intends to draft modified versions of the New Medium-Term Management Strategy on an annual rolling basis.

With a fundamental goal of steadily developing its core operations, the New Medium-Term Management Strategy aims to further strengthen the profitability of operations in the Internal Combustion Engine and Machinery and Environmental Engineering fields. At the same time, the plan is designed to place emphasis on the rebuilding of operations in the Pipes, Valves, and Industrial Castings sector and other fields in which government entities are the customers, as profitability in those business fields has deteriorated considerably. While giving thorough attention to selectively concentrating its resources in promising fields, the Company will emphasize the expansion of its core and growth businesses through the establishment and development of new and peripheral businesses. In these ways, Kubota intends to prosper as a company with an unostentatious but solidly dominant presence in diverse fields.

Internal Combustion Engine and Machinery

(Note) In order to clarify the relationship between management structure and industry segments, the Company increased the industry segments from three to five. The five new industry segments are as follows: "Internal Combustion Engine and Machinery," "Pipes, Valves, and Industrial Castings," "Environmental Engineering," "Building Materials and Housing," and "Other."

Sales by Sector
(Billions of Yen)


500
400
300
200
100
0
'99 '00 '01 '02 '03

□ Farm Equipment and Engines
□ Construction Machinery

Sales by Geographic Segment
(Billions of Yen)


500
400
300
200
100
0
'99 '00 '01 '02 '03

□ Overseas
□ Japan

		Billions of Yen				
		1999	2000	2001	2002	**2003**
Net Sales		¥966.1	¥974.6	¥984.8	¥965.8	**¥926.1**
Internal Combustion Engine and Machinery		361.7	375.5	416.4	415.1	**444.2**
Sales by Sector	Farm Equipment and Engines	326.6	338.6	375.0	377.0	**399.4**
	Construction Machinery	35.1	36.9	41.4	38.1	**44.8**
Sales in Japan and Overseas	Japan	199.0	208.6	238.4	218.2	**225.5**
	Overseas	162.7	166.9	178.0	196.9	**218.7**

Sales in Internal Combustion Engine and Machinery were ¥444.2 billion, an increase of 7.0% from the prior year, comprising 48.0% of consolidated net sales. Domestic sales increased 3.4%, to ¥225.5 billion. Overseas sales rose 11.0%, to ¥218.7 billion. This segment consists of "farm equipment and engines" and "construction machinery."

Sales of farm equipment and engines increased 5.9%, to ¥399.4 billion, from the prior year. Domestic sales were ¥204.2 billion, 3.1% higher than the prior year, and overseas sales were ¥195.2 billion, 9.1% higher than the prior year. In domestic markets, as demand for farm equipment was lackluster, reflecting unfavorable crop prices and reduction of rice acreage, the Company aggressively conducted a sales promotion campaign together with the introduction of new models of farm equipment with improved performance and price competitiveness. In overseas markets, sales of tractors in North America significantly increased, owing to an aggressive marketing campaign and the introduction of new models. The Company has made an investment in its Georgia facilities for the expansion of assembly lines and warehouses, and also established the Turf-Care Technology & Marketing Center. Sales of engines increased, owing principally to increasing sales to original equipment manufacturers both in the EU and U.S. markets.

Sales of construction machinery were ¥44.8 billion, an increase of 17.5% from the prior year. Domestic sales were ¥21.3 billion, an increase of 6.2%. Total sales of construction machinery in the Japanese market decreased, despite the Company expanding its market share. Overseas sales were ¥23.5 billion, an increase of 30.1%. While demand in EU markets was weak, the increase in market share allowed the Company to achieve increased sales. In North America, the introduction of new models was very successful, thus dramatically increasing sales.



Compact tractor: B7800H5D



Mini-excavator: KX101-3



Zero-turn mower: ZD-PRO21

Pipes, Valves, and Industrial Castings

Sales by Sector
(Billions of Yen)



250
200
150
100
50
0
'99 '00 '01 '02 '03
Pipes and Valves
Industrial Castings

Sales by Geographic Segment
(Billions of Yen)



250
200
150
100
50
0
'99 '00 '01 '02 '03
Overseas
Japan

		Billions of Yen				
		1999	2000	2001	2002	**2003**
Net Sales		¥966.1	¥974.6	¥984.8	¥965.8	**¥926.1**
Pipes, Valves, and Industrial Castings		223.5	209.1	199.0	184.5	**177.2**
Sales by Sector	Pipes and Valves	184.8	174.8	164.3	151.3	**145.6**
	Industrial Castings	38.7	34.3	34.7	33.2	**31.6**
Sales in Japan and Overseas	Japan	208.0	196.7	187.6	173.4	**159.0**
	Overseas	15.5	12.4	11.4	11.1	**18.2**

Sales in Pipes, Valves, and Industrial Castings were ¥177.2 billion, 4.0% lower than the prior year, comprising 19.1% of consolidated net sales. Domestic sales decreased 8.3%, to ¥159.0 billion. Overseas sales increased 63.8%, to ¥18.2 billion. This segment consists of "pipes and valves" and "industrial castings."

Sales in pipes and valves declined 3.8% from the prior year, to ¥145.6 billion. Domestic sales were down 8.2%, to ¥135.5 billion. Overseas sales increased 161.9%, to ¥10.1 billion. Domestic sales of ductile iron pipes, which are the mainstay products in this sub-segment, were negatively affected by the reduction in public works spending and financial difficulties in local governments. Sales of spiral-welded steel pipes remained flat but sales of PVC pipes declined due to sluggish demand from both public and private sectors. Overseas sales surged, owing mainly to the brisk export of ductile iron pipes and valves to Middle Eastern countries.

Sales of industrial castings decreased 4.6%, to ¥31.6 billion. Domestic sales were down 9.2%, to ¥23.5 billion. Overseas sales were up 11.8%, to ¥8.1 billion. Domestic sales declined due to decreased capital expenditure and weak demand from the construction industry. Overseas sales grew due to the growing export of cargo oil pipes for oil tankers and the introduction of new reformer tubes by a subsidiary in Canada.



DRC segments



Ductile iron pipes



Ductile iron pipes

Environmental Engineering

Sales by Sector
(Billions of Yen)


160
120
80
40
0
'99
'00
'01
'02
'03
Environmental Engineering

Sales by Geographic Segment
(Billions of Yen)


160
120
80
40
0
'99
'00
'01
'02
'03
Overseas
Japan

		Billions of Yen				
		1999	2000	2001	2002	**2003**
Net Sales		¥966.1	¥974.6	¥984.8	¥965.8	**¥926.1**
Environmental Engineering		147.3	148.1	139.5	148.0	**136.4**
Sales by Sector	Environmental Engineering	147.3	148.1	139.5	148.0	**136.4**
Sales in Japan and Overseas	Japan	144.8	146.4	137.2	144.9	**134.5**
	Overseas	2.5	1.7	2.3	3.1	**1.9**

Sales in Environmental Engineering were ¥136.4 billion, 7.8% lower than the prior year, accounting for 14.7% of consolidated net sales. Domestic sales decreased 7.2%, to ¥134.5 billion. Overseas sales decreased 39.0%, to ¥1.9 billion. This segment consists of environmental control plants and pumps.

Sales in the Water & Sewage Engineering division decreased, due to fewer orders received in the prior year and financial difficulties in local governments. Sales in the Water Environment Engineering division grew, due to increased sales of sewage treatment plants and expanding sales of new business fields. After a boom in demand for the rebuilding of incinerators to prevent dioxin emissions in the previous year, sales in the Solid Waste Engineering division fell. As for pumps, our domestic sales increased through expansion of domestic market share despite the decrease in public works. However, due to lower sales in overseas markets, total sales fell.



Floating charcoal purifier



Industrial waste processing facility

Building Materials and Housing



Sales by Sector
(Billions of Yen)


160
120
80
40
0
'99 '00 '01 '02 '03
Building Materials
Housing

Sales by Geographic Segment
(Billions of Yen)


160
120
80
40
0
'99 '00 '01 '02 '03
Overseas
Japan

		Billions of Yen				
		1999	2000	2001	2002	**2003**
Net Sales		¥966.1	¥974.6	¥984.8	¥965.8	**¥926.1**
Building Materials and Housing		115.8	124.5	110.3	110.9	**64.3**
Sales by Sector	Building Materials	60.5	64.3	59.1	56.7	**57.3**
	Housing	55.3	60.2	51.2	54.2	**7.0**
Sales in Japan and Overseas	Japan	115.8	124.5	110.3	110.9	**64.3**
	Overseas	0.0	0.0	0.0	0.0	**0**

Sales in Building Materials and Housing were ¥64.3 billion, 42.0% lower than the prior year, accounting for 7.0% of consolidated net sales. This segment consists mainly of building materials (roofing materials, siding materials, and septic tanks) and sales of condominiums.

Sales of building materials increased 1.2%, to ¥57.3 billion. Although the Company promoted new models and attempted to expand its market share, sales of roofing materials declined due to increased competition for western-type roofing materials during a slowdown in new housing starts. Sales of siding materials remained at the same level as the prior year, owing to the promotion of new models and the strengthening of our product lineup. Sales of septic tanks increased compared with the prior year, owing to the reinforcement by the Company of marketing channels in regional markets and the expansion of its market share by introducing new models despite the reduction in demand.

Sales of condominiums fell 87.1%, to ¥7.0 billion. The Company withdrew from the prefabricated housing business, which had been a mainstay of this subsegment. Consequently, sales of this subsegment declined significantly. The Company received more contracts for sales of condominiums than the prior year despite the actual number of condominium sales decreasing.

Other

Sales by Sector
(Billions of Yen)


160
120
80
40
0
'99 '00 '01 '02 '03
Other

Sales by Geographic Segment
(Billions of Yen)


160
120
80
40
0
'99 '00 '01 '02 '03
Overseas
Japan

		Billions of Yen				
		1999	2000	2001	2002	**2003**
Net Sales		¥966.1	¥974.6	¥984.8	¥965.8	**¥926.1**
Other		117.8	117.4	119.6	107.3	**104.0**
Sales by Sector	Other	117.8	117.4	119.6	107.3	**104.0**
Sales in Japan and Overseas	Japan	114.0	116.6	119.0	105.8	**100.9**
	Overseas	3.8	0.8	0.6	1.5	**3.1**

Sales in Other were ¥104.0 billion, 3.0% lower than the prior year, accounting for 11.2% of consolidated net sales. Domestic sales declined 4.6%, to ¥100.9 billion. Overseas sales climbed 107.8%, to ¥3.1 billion. This segment consists primarily of vending machinery, electronic-equipped machinery, air-conditioning equipment, and construction.

Despite the reduction in publics works spending, domestic sales remained at the same level as the prior year. Sales of vending machinery and electronic-equipped machinery fell, owing to reduced capital expenditure in the private sector. Construction projects in Southeast Asian countries led to the increase in overseas sales.

Five-Year Financial Summary

Kubota Corporation and Subsidiaries Years Ended March 31, 2003, 2002, 2001, 2000, and 1999

	Millions of Yen (Except Per Share Information)					Thousands of U.S. Dollars (Except Per Share Information)
	2003	2002	2001	2000	1999	**2003**
For the year						
Net sales	**¥ 926,145**	¥ 965,791	¥ 984,767	¥ 974,586	¥ 966,145	**$7,717,875**
Percentage of previous year	**95.9%**	98.1%	101.0%	100.9%	95.1%	
Cost of sales	**695,571**	729,863	742,516	738,838	729,488	**5,796,425**
Selling, general, and administrative expenses	**181,353**	188,713	198,569	200,078	203,854	**1,511,275**
Loss from disposal and impairment of businesses and fixed assets	**19,608**	12,791	489	6,499	1,819	**163,400**
Operating income	**29,613**	34,424	43,193	29,171	30,984	**246,775**
Cumulative effect of an accounting change	**—**	—	(21,559)	—	—	**—**
Net income (loss)	**(8,004)**	9,530	9,795	16,428	15,106	**(66,700)**
Percentage of previous year	**—**	97.3%	59.6%	108.8%	54.6%	
Percentage of net sales	**(0.9%)**	1.0%	1.0%	1.7%	1.6%	
Net income (loss) per 5 common shares						
(Yen and U.S. Dollars):						
Basic	**¥(29)**	¥34	¥35	¥58	¥54	**$(0.24)**
Diluted	**(29)**	33	34	55	51	**(0.24)**
Pro forma amounts assuming						
accounting change was applied retroactively:						
Net income (loss)			¥31,354	¥14,881	¥(1,137)	
Net income (loss) per 5 common shares:						
(Yen):						
Basic			¥111	¥53	¥(4)	
Diluted			104	50	(4)	
Cash dividends per 5 common shares						
(Yen and U.S. Dollars):	**¥30**	¥30	¥30	¥30	¥30	**$0.25**
At year-end						
Total assets	**¥1,139,011**	¥1,200,117	¥1,290,756	¥1,320,605	¥1,378,324	**$9,491,758**
Working capital	**212,986**	221,758	211,892	234,639	244,602	**1,774,883**
Long-term debt	**155,966**	167,850	182,238	233,257	266,195	**1,299,717**
Total shareholders' equity	**315,443**	394,970	434,979	449,647	424,443	**2,628,692**
Shareholders' equity						
per 5 common shares outstanding						
(Yen and U.S. Dollars):	**¥1,172**	¥1,420	¥1,543	¥1,595	¥1,506	**$9.77**

Notes: 1. The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥120=US$1. See Note 1 to the consolidated financial statements.
2. The Company has not accounted for a nonmonetary security exchange transaction in accordance with accounting principles generally accepted in the United States of America. See Note 1 to the consolidated financial statements.
3. Pro forma data reflects the effect of an accounting change in retirement and pension costs described in Note 6 to the consolidated financial statements.
4. Working capital is the amount of total current assets less total current liabilities in the consolidated balance sheets.

Financial Review

1. SALES AND EARNINGS

During the year under review, the Japanese economy showed some indications of recovery, such as brisk exports in the first half of the year. Consumption and capital expenditures, however, remained sluggish. In the second half of the year, there were growing concerns regarding the future of the Japanese economy due to worsening deflation, sharp falls in stock prices, and increased international uncertainties. As a result, the Japanese economy became stagnant.

Under such conditions, net sales were ¥926.1 billion ($7,718 million), a decrease of 4.1% from the prior year. Domestic sales were ¥684.2 billion ($5,702 million), down 9.2%, largely due to the divestiture of the prefabricated housing business, of which sales during the prior year were ¥41.1 billion, and reduced sales for public works projects. Overseas sales were ¥241.9 billion ($2,016 million), up 13.8%, largely due to the favorable sales by the tractor business in North America. The percentage of overseas sales to total net sales was 26.1%, 4.1 percentage points higher than the prior year.

Sales in Internal Combustion Engine and Machinery were ¥444.2 billion ($3,701 million), an increase of ¥29.0 billion from the prior year. Sales in Pipes, Valves, and Industrial Castings were ¥177.2 billion ($1,477 million), a decrease of ¥7.3 billion from the prior year. Sales in Environmental Engineering were ¥136.4 billion ($1,137 million), a decrease of ¥11.6 billion. Sales in Building Materials and Housing were ¥64.3 billion ($536 million), a decrease of ¥46.5 billion. Other sales were ¥104.0 billion ($867 million), a decrease of ¥3.3 billion.

Operating income decreased 14.0% from the prior year, to ¥29.6 billion ($247 million), and as a percentage of net sales, decreased to 3.2%, down 0.4 percentage point from the prior year. Operating income in each industry segment (before elimination of the inter-segment profits and corporate expenses) was: Internal Combustion Engine and Machinery, ¥56.7 billion ($472 million), an 18.7% rise; Pipes, Valves, and Industrial Castings, ¥1.9 billion ($16 million), an 82.8% fall; Environmental Engineering, ¥9.0 billion ($75 million), a 14.3% rise; Building Materials and Housing, ¥0.03 billion ($0.3 million), which regained profitability after the restructuring of the prefabricated housing business; and Other, an operating loss of ¥17.1 billion ($143 million), which included an impairment loss of ¥16.8 billion related to a golf course owned and operated by a subsidiary.

The cost of sales decreased 4.7% compared with the prior year, to ¥695.6 billion ($5,796 million). The cost of sales as a percentage of net sales decreased 0.5 percentage point, to 75.1%. Selling, general, and administrative (SG&A) expenses declined 3.9% compared to the prior year, to ¥181.4 billion ($1,511 million). As in the prior year, this decline was attributed to the reduction in corporate office costs.

Loss from disposal and impairment of businesses and fixed assets was ¥19.6 billion ($163 million), an increase of ¥6.8 billion. This loss was primarily the result of the aforementioned impairment loss related to a golf course owned by a subsidiary.

R&D expenses were ¥26.4 billion ($220 million). As a percentage of net sales, R&D expenses decreased by 0.2 percentage point, to 2.9%. R&D expenses were primarily related to the development of new models of tractors and compact-sized generators as well as to improvements in roofing materials and roofing-system fixed photovoltaic shingles incorporating amorphous solar batteries.

Other expenses, net, were ¥23.5 billion ($195 million), an increase of ¥17.7 billion compared with the prior year. While interest expenses have been decreasing over the past four consecutive years due to the reduction of interest-bearing debt, valuation losses on short-term and other investments

Net Sales
(Billions of Yen)


926.1
'99
'00
'01
'02
'03

Cost of Sales
(Billions of Yen)


695.6
76
76
75
76
'99
'00
'01
'02
'03

Cost of sales to net sales (%)

jumped from ¥9.2 billion to ¥24.8 billion ($207 million). Due to the factors above, income before income taxes, minority interests in earnings of subsidiaries, and equity in net income (loss) of affiliated companies decreased ¥22.5 billion, to ¥6.2 billion ($51 million).

Income taxes decreased ¥5.0 billion compared with the prior year, to ¥12.3 billion ($102 million). However, the effective tax rate increased 139.3 percentage points, to 199.7%. Income tax—current was ¥21.5 billion ($179 million), a decrease of ¥1.4 billion, and income tax—deferred increased by ¥3.7 billion, to ¥9.2 billion ($77 million). The primary reasons for the increase in the effective tax rate were the non-deductibility of the impairment loss on the golf course and the change in the valuation allowance for deferred tax assets.

Minority interests in earnings of subsidiaries increased ¥0.4 billion, to ¥2.1 billion ($17 million). Equity in net income of affiliated companies was ¥0.2 billion ($2 million), compared with a loss of ¥0.2 billion in the previous year. Net loss totaled ¥8.0 billion ($67 million), compared with income of ¥9.5 billion in the previous fiscal year.

From December 2001, the Company implemented a program to purchase treasury stock. In June 2002, the Company resolved at the ordinary general meeting of shareholders that 50.0 million shares, or ¥20.0 billion of shares, would be purchased during fiscal 2003. As the result, the Company purchased 43.9 million shares, or ¥14.6 billion of shares. The cumulative number of shares of treasury stock was 64.4 million as of March 31, 2003, and these shares were excluded on a weighted average basis from the calculation of net income (loss) per 5 common shares. In June 2003, the Company also resolved at the ordinary general meeting of shareholders that 50.0 million shares, or ¥20.0 billion of shares, would be purchased during fiscal 2004.

The Company's basic policy for the allocation of profit is to "maintain or raise dividends." To this end, the Company determines the most appropriate use of retained earnings by considering current business operations as well as the future business environment. A year-end cash dividend per American Depositary Share of KUBOTA CORPORATION at the rate of ¥15 was approved at the ordinary general meeting of shareholders, held on June 26, 2003. The Company also paid a ¥15 per 5 common shares interim dividend to each shareholder. Accordingly, the annual cash dividends per 5 common shares were ¥30 ($0.25).

2. LIQUIDITY AND CAPITAL RESOURCES

Basic policy

The Company's financial policy is to maintain the strength of its balance sheet by assuring adequate financing and liquidity for its operations. Through cash and cash equivalents or other current assets, free cash flow, and borrowing from the capital markets, the Company is in a position to finance the expansion of its business, R&D, and capital expenditures for current and future business projects.

Current financial strategies are the "Reduction of interest-bearing debt" and the "Maintenance of the balance sheet." As for the reduction of interest-bearing debt, the Company set a target to reduce its debt to ¥315.0 billion at the end of March 2003. At the end of March 2003, the amount of interest-bearing debt decreased to ¥327.4 billion ($2,728 million), which was over the target due to the use of funds to expand business in North America and the allocation of funds for the repayment of corporate bonds due during the year ending March 2004. The Company intends to further reduce the interest-bearing debt to ¥300.0 billion by March 2004. As for the maintenance of the balance sheet, funding requirements for information technology, business acquisitions, and other investments will be provided by net cash from operating activities.

Total Shareholders' Equity
(Billions of Yen)


424.4
449.6
435.0
395.0
315.4
'99
'00
'01
'02
'03

Shareholders' equity ratio (%)

Capital Expenditures & Depreciation
(Billions of Yen)


42.7
44.1
43.3
40.1
35.8
38.5
'99
'00
'01
'02
'03

Capital expenditures
Depreciation

In order to enhance financing efficiency, the Company has established commitment lines of credit totaling ¥30.0 billion ($250 million) with specific banks for maintaining liquidity, while reducing surplus cash as much as possible. Furthermore, the Company implemented Group financing to improve the efficiency of domestic subsidiaries.

The Company also maintains a commercial paper program allowing for the issuance of commercial paper up to a maximum of ¥100.0 billion ($833 million). Its financial subsidiaries raise money mainly through net cash provided by operating activities and borrowings from financial institutions. Currently, the Company has adequate financing resources. The currency in which the Company has its debt is mainly Japanese yen. There is no restriction regarding the manner in which the funds may be spent. There is some seasonality in the financing demand. From April to June, the Company usually has surplus funds due to the timing of collections of notes and accounts receivables from local governments.

Assets

Total assets at fiscal year-end amounted to ¥1,139.0 billion ($9,492 million), ¥61.1 billion less than at the prior fiscal year-end. This was mainly due to a decline in the valuation of investment securities and a reduction of current assets.

Cash and cash equivalents increased ¥6.4 billion, to ¥67.4 billion ($561 million). Notes and accounts receivable decreased ¥40.2 billion, to ¥420.4 billion ($3,503 million). These fluctuations are due to the timing of a holiday for Japanese financial institutions, which occurred on March 31, 2002. Inventories decreased ¥4.1 billion, to ¥151.2 billion ($1,260 million), due to the implementation of the Company's "Maintenance of the balance sheet" policy. The inventory turnover was 6.0 times, 0.2 point higher than the prior year. Total current assets were ¥692.4 billion ($5,770 million), a decrease of ¥31.4 billion. Investments decreased ¥49.5 billion, to ¥92.1 billion ($767 million). This decline included a ¥19.0 billion decrease in gross unrealized holding gains and valuation losses on short-term and other investments of ¥24.8 billion. Property, plant and equipment decreased ¥23.7 billion, to ¥252.6 billion ($2,105 million). Capital expenditures were ¥35.8 billion ($299 million), a decrease of ¥0.5 billion. The Company managed the amount of capital expenditures so that they would not exceed the amount of cash flows generated by operating activities. The amount of depreciation expense incurred by operating activities was ¥38.5 billion ($321 million). Other assets were ¥102.0 billion ($850 million), an increase of ¥43.5 billion. This was because noncurrent deferred tax assets increased by ¥37.1 billion due primarily to the sharp decrease in unrealized gains on investment securities and the increase in minimum pension liability adjustment.

Liabilities

Total liabilities amounted to ¥810.3 billion ($6,753 million), an increase of ¥17.7 billion from the prior year. Short-term borrowings decreased ¥27.4 billion, to ¥95.6 billion ($796 million), but the current portion of long-term debt increased ¥33.8 billion, to ¥75.8 billion ($632 million). Trade notes and accounts payable were ¥205.8 billion ($1,715 million), a decrease of ¥19.8 billion. Reflecting these changes, total current liabilities decreased ¥22.6 billion, to ¥479.4 billion ($3,995 million).

Long-term liabilities increased ¥40.4 billion, to ¥331.0 billion ($2,758 million). Long-term debt decreased ¥11.9 billion, to ¥156.0 billion ($1,300 million), thanks to the repayment of corporate bonds in the prior year. However, accrued retirement and pension costs increased ¥53.6 billion, to ¥159.8 billion ($1,332 million). This increase resulted from the decrease of plan assets attributed to falling stock prices and from the increase in pension liabilities due to the reduction of the discount rate.

Net Income (Loss)
(Billions of Yen)


16.4
-8.0
'99
'00
'01
'02
'03

Total Assets
(Billions of Yen)


1,139.0
'99
'00
'01
'02
'03

The Company's bonds are rated "A+" by Rating & Investment Information, Inc., as of March 31, 2003. The Company's credit rating is stable.

Working capital at the fiscal year-end decreased ¥8.8 billion, to ¥213.0 billion ($1,775 million). The ratio of current assets to current liabilities remained at the same level of 144%.

Total shareholders' equity decreased ¥79.5 billion, to ¥315.4 billion ($2,629 million). The ratio of shareholders' equity to total assets decreased 5.2 percentage points, to 27.7%. This decrease resulted from the increase of ¥48.2 billion in accumulated other comprehensive loss, from the decrease of ¥16.3 billion in retained earnings, and from the increase of ¥15.0 billion in treasury stock, at cost. The increase of ¥48.2 billion in accumulated other comprehensive loss was mainly due to the minimum pension liability adjustment of ¥30.4 billion (net-of-tax amount) and the unrealized losses on securities of ¥11.6 billion (net-of-tax amount).

In order to enhance capital efficiency and create more value for shareholders, the Company commenced a program for the purchase of treasury stock in December 2001. The cumulative amount of purchases at March 31, 2003, ¥21.9 billion, was deducted from shareholders' equity, and the number of shares of treasury stock as of March 31, 2003, was 64.4 million, 4.8% of total shares outstanding. For these purchases, the Company used net cash provided by operating activities. As for next fiscal year, the Company plans to continue the purchase of treasury stock, up to the maximum additional 50.0 million shares, or ¥20.0 billion.

The debt-to-equity ratio was 103.8%, up 19.5 percentage points compared with 84.3% in the prior year. Interest-bearing debt was reduced based on financial policy, but such reduction was offset by the decrease in shareholders' equity due to above-mentioned factors.

*Debt-to-equity ratio = interest-bearing debt / shareholders' equity

3. CASH FLOWS

Net cash provided by operating activities was ¥64.3 billion ($535 million). The Company recorded a net loss of ¥8.0 billion ($67 million), but this loss includes ¥24.8 billion of valuation losses on short-term and other investments and ¥17.4 billion of an impairment loss on fixed assets. The decrease in notes and accounts receivable exceeded the decrease in notes and accounts payable by ¥11.3 billion, which partially offset the decrease in net cash provided by operating activities.

Net cash used in investing activities amounted to ¥27.6 billion ($230 million). This amount includes purchases of fixed assets of ¥33.8 billion. The Company contained capital expenditures in recent years, but due to the completion of its "Hanshin Office" in October 2002, the amount of purchases of fixed assets was larger than that of the prior year.

Net cash used in financing activities amounted to ¥30.0 billion ($250 million). The Company used cash for the repayments of long-term debt of ¥45.4 billion and reduction in short-term borrowings of ¥26.5 billion. The Company restrained the issuance of long-term debt to ¥65.6 billion and continued to reduce total interest-bearing debt. Additionally, the Company paid cash dividends of ¥8.3 billion and spent ¥15.0 billion on the purchase of treasury stock.

As a result, including the negative effect of exchange rates, cash and cash equivalents at the end of March 2003 were ¥67.4 billion ($561 million), an increase of ¥6.4 billion as compared with the prior year.

4. CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the consolidated financial statements requires management to make estimates and assumptions on the selection and application of significant accounting policies. The Company reviews these estimates and assumptions periodically. Actual results may differ from estimated results.

The following critical accounting policies that affect financial condition and operations require management to make significant estimates and assumptions.

1. Inventory valuation

Completed real estate projects are stated at the lower of acquisition cost or fair value, less estimated costs to sell. The fair values of those assets are estimated based on the appraised values in the market. Land to be developed and projects under development are carried at cost unless those assets are impaired. If carrying amounts of those assets exceed the undiscounted future cash flows expected to be realized from them, those assets are considered impaired and an impairment loss is measured based on the amount by which the carrying value exceeds the fair value of those assets. If the market conditions and demand in the housing business are less favorable than management's projection, additional write-downs may be required.

2. Collectibility of receivables

The Company estimates the credibility of the notes and account receivable, with the estimate based on various judgments, including customers' financial conditions, historical experience, and the current economic circumstances. If customers' financial conditions or current economic circumstances become worse, additional allowances may be required in the future.

3. Deferred tax assets

The Company records deferred tax assets with a valuation allowance to adjust their carrying amounts when it is more likely than not that the deferred tax assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and tax planning strategies. If future taxable income is lower than expected due to a change in economic circumstances and poor operating results, significant adjustments to deferred tax assets may be required.

4. Impairment of long-lived assets

When events and circumstances indicate that the carrying amount of long-lived assets to be held and used may not be recoverable and the carrying amounts of those assets exceed the undiscounted future cash flows, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. Fair value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. If estimates of future cash flows fall below management's projection due to the unexpected change in economic circumstances, additional impairment may be required.

5. Retirement and pension plans

Benefit obligations and plan assets are dependent on assumptions used by actuaries in calculating such amounts. These assumptions include the discount rate, retirement rate, rate of compensation increase, mortality rate, expected return on plan assets, and other factors. These assumptions are based upon current statistical data and are reviewed every fiscal year. Differences in actual experience or changes in assumptions may affect the benefit obligations and future pension costs.

5. BUSINESS RISKS

The variety and breadth of the Company's products and customers significantly mitigate the risk that a severe impact will occur in the near term as a result of changes in the Company's customer base, competition, sources of supply, or composition of its markets. Additionally, such diversification enables the Company to significantly minimize the risk of loss associated with an environmental disaster or political crisis in one of the countries in which the Company manufactures or sells its products. The Company has also established a quality control program designed to ensure the safety of the Company's products. The Company believes that this quality control program reduces the risk of product liability claims, from which historically the Company has not experienced any significant losses. As a result, it is unlikely that any one event would have a severe impact on the Company's consolidated financial position, results of operations, or cash flows.

6. DERIVATIVES

To offset currency and interest rate fluctuation risks, the Company uses various types of derivatives, including foreign exchange forward contracts, currency swaps, and interest rate swaps. As a basic policy, Kubota conducts its derivatives transactions within the range of its outstanding credits and obligations, and the Company does not engage in speculative derivatives transactions. Because the counterparties for derivatives transactions are financial institutions with high creditworthiness, the Company does not anticipate any credit losses on such transactions. For more specific details, please refer to Note 12 to the consolidated financial statements.

7. COUNTERMEASURES FOR THE REMOVAL OF GOVERNMENT DEPOSIT GUARANTEES

Effective from April 2002 in Japan, limits were placed on government guarantees of certain short-term deposits held by financial institutions. As a countermeasure, the Company maintains its deposits with a diverse group of financial institutions with high credit ratings. In addition, the Company centralized its risk management with financial institutions mainly through concentrating cash within the parent company.

8. OUTLOOK FOR THE NEXT FISCAL YEAR

The Company expects that the economic conditions in Japan will remain weak because of higher unemployment and a poor economic outlook, which are negatively affecting personal consumption and capital expenditures. Public investment in Japan also is expected to be reduced, and the U.S. economy, which impacts the world economy, is experiencing uncertainty.

Under such conditions, the Company will make every effort to overcome the difficult business environment, and it continues to work hard towards the vigorous and steady implementation of the Medium-Term Management Strategy, thus accelerating the process and attaining further improvement.

Looking ahead, the Company forecasts consolidated net sales for the year ending March 31, 2004, at ¥910.0 billion, down ¥16.1 billion compared with the prior year.

The Company expects a significant increase in pension expense, due to the deterioration in the return on investments in the pension assets and the large increase in pension liabilities due to the reduction of the discount rate. The Company forecasts the amount of pension expense for the year ending March 31, 2004, will increase approximately ¥46.0 billion. Negatively affected by this increase, operating income is expected to be ¥7.0 billion, down ¥22.6 billion. The Company expects income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies will be ¥10.0 billion, up ¥3.8 billion. Finally, net income is expected to be ¥5.0 billion, up ¥13.0 billion as compared with the fiscal year under review. (These forecasts anticipate an exchange rate of ¥116=US$1.)

Notes

1. Pension expense

The Company recognizes immediately actuarial gains and losses in excess of 20% of the larger of benefit obligations or plan assets and amortizes actuarial gains and losses between 10% and 20% over the average participants' remaining service period (about 15 years).

The Company recognized the expense of ¥5.6 billion for the actuarial gains and losses for the year ended March 31, 2003. The Company forecasts the expense for actuarial gains and losses of approximately ¥52.0 billion for the year ending March 31, 2004.

Kubota Corporation was given an approval for its application for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion of its employee benefit pension plan on January 30, 2003. The Company will recognize the gains related to the transfer when it completes the transfer to the government of the substitutional portion of the benefit obligation and related plan assets based upon US GAAP. The forecast of the above number does not include these gains, because there is no specific schedule for the transfer.

2. Segment reporting

In order to clarify the relationship between management structure and industry segments, the Company increased the industry segments from three to five. The five new industry segments are as follows: "Internal Combustion Engine and Machinery," "Pipes, Valves, and Industrial Castings," "Environmental Engineering," "Building Materials and Housing," and "Other."

SEGMENT INFORMATION

The following segment information for the years ended March 31, 2003 and 2002, which is required under the regulations of the Securities and Exchange Law of Japan, is not consistent with accounting principles generally accepted in the United States of America. The Company has changed the industry segments, effective from the year ended March 31, 2003. The industry segment information for the year ended March 31, 2002 has been restated to conform with the change in the industry segments of 2003.

Industry Segments

	Millions of Yen							
Year Ended March 31, 2003	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated
Net sales:								
Unaffiliated customers	**¥444,169**	**¥177,217**	**¥136,381**	**¥64,350**	**¥104,028**	**¥ 926,145**	**¥ —**	**¥ 926,145**
Intersegment	**480**	**7,678**	**1,053**	**20**	**19,983**	**29,214**	**(29,214)**	**—**
Total	**444,649**	**184,895**	**137,434**	**64,370**	**124,011**	**955,359**	**(29,214)**	**926,145**
Cost of sales and operating expenses	**387,953**	**182,963**	**128,423**	**64,338**	**141,153**	**904,830**	**(8,298)**	**896,532**
Operating income (loss)	**¥ 56,696**	**¥ 1,932**	**¥ 9,011**	**¥ 32**	**¥ (17,142)**	**¥ 50,529**	**¥ (20,916)**	**¥ 29,613**
Identifiable assets at March 31, 2003	**¥487,841**	**¥222,708**	**¥116,136**	**¥77,515**	**¥106,027**	**¥1,010,227**	**¥128,784**	**¥1,139,011**
Depreciation	**13,717**	**8,032**	**748**	**2,820**	**10,571**	**35,888**	**2,606**	**38,494**
Capital expenditures	**14,159**	**5,354**	**782**	**1,117**	**8,582**	**29,994**	**5,851**	**35,845**

	Millions of Yen							
Year Ended March 31, 2002	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated
Net sales:								
Unaffiliated customers	¥415,122	¥184,540	¥147,988	¥110,859	¥107,282	¥ 965,791	¥ —	¥ 965,791
Intersegment	402	7,003	818	7	28,227	36,457	(36,457)	—
Total	415,524	191,543	148,806	110,866	135,509	1,002,248	(36,457)	965,791
Cost of sales and operating expenses	367,754	180,308	140,925	123,867	134,722	947,576	(16,209)	931,367
Operating income (loss)	¥ 47,770	¥ 11,235	¥ 7,881	¥ (13,001)	¥ 787	¥ 54,672	¥ (20,248)	¥ 34,42[illegible]
Identifiable assets at March 31, 2002	¥478,390	¥231,832	¥122,879	¥ 76,979	¥129,614	¥1,039,694	¥160,423	¥1,200,117
Depreciation	14,125	9,002	720	2,968	10,767	37,582	2,492	40,074
Capital expenditures	14,107	7,181	534	2,892	8,786	33,500	2,842	36,342

	Thousands of U.S. Dollars							
Year Ended March 31, 2003	*Internal Combustion Engine & Machinery*	*Pipes, Valves, & Industrial Castings*	*Environmental Engineering*	*Building Materials & Housing*	*Other*	*Total*	*Corporate & Eliminations*	*Consolidated*
Net sales:								
Unaffiliated customers	**$3,701,408**	**$1,476,809**	**$1,136,508**	**$536,250**	**$ 866,900**	**$7,717,875**	**$ —**	**$7,717,875**
Intersegment	**4,000**	**63,983**	**8,775**	**167**	**166,525**	**243,450**	**(243,450)**	**—**
Total	**3,705,408**	**1,540,792**	**1,145,283**	**536,417**	**1,033,425**	**7,961,325**	**(243,450)**	**7,717,875**
Cost of sales and operating expenses	***3,232,941***	***1,524,692***	***1,070,192***	***536,150***	***1,176,275***	***7,540,250***	***(69,150)***	***7,471,100***
Operating income (loss)	**$ 472,467**	**$ 16,100**	**$ 75,091**	**$ 267**	**$ (142,850)**	**$ 421,075**	**$ (174,300)**	**$ 246,775**
Identifiable assets at March 31, 2003	**$4,065,342**	**$1,855,900**	**$ 967,800**	**$645,958**	**$ 883,558**	**$8,418,558**	**$1,073,200**	**$9,491,758**
Depreciation	**114,308**	**66,933**	**6,233**	**23,500**	**88,092**	**299,066**	**21,717**	**320,783**
Capital expenditures	**117,991**	**44,617**	**6,517**	**9,308**	**71,517**	**249,950**	**48,758**	**298,708**

Geographic Segments

Year Ended March 31, 2003	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
	Millions of Yen					
Net sales:						
Unaffiliated customers	**¥712,964**	**¥158,051**	**¥55,130**	**¥ 926,145**	**¥ —**	**¥ 926,145**
Intersegment	**124,213**	**2,439**	**1,268**	**127,920**	**(127,920)**	**—**
Total	**837,177**	**160,490**	**56,398**	**1,054,065**	**(127,920)**	**926,145**
Cost of sales and operating expenses	**807,122**	**144,348**	**52,720**	**1,004,190**	**(107,658)**	**896,532**
Operating income	**¥ 30,055**	**¥ 16,142**	**¥ 3,678**	**¥ 49,875**	**¥ (20,262)**	**¥ 29,613**
Identifiable assets at March 31, 2003	**¥840,053**	**¥161,664**	**¥42,623**	**¥1,044,340**	**¥ 94,671**	**¥1,139,011**

Year Ended March 31, 2002	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
	Millions of Yen					
Net sales:						
Unaffiliated customers	¥773,114	¥143,959	¥48,718	¥ 965,791	¥ —	¥ 965,791
Intersegment	103,428	2,907	656	106,991	(106,991)	—
Total	876,542	146,866	49,374	1,072,782	(106,991)	965,791
Cost of sales and operating expenses	841,152	129,213	46,596	1,016,961	(85,594)	931,367
Operating income	¥ 35,390	¥ 17,653	¥ 2,778	¥ 55,821	¥ (21,397)	¥ 34,424
Identifiable assets at March 31, 2002	¥847,749	¥144,964	¥37,858	¥1,030,571	¥ 169,546	¥1,200,117

Year Ended March 31, 2003	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
	Thousands of U.S. Dollars					
Net sales:						
Unaffiliated customers	**$5,941,367**	**$1,317,092**	**$459,416**	**$7,717,875**	**$ —**	**$7,717,875**
Intersegment	**1,035,108**	**20,325**	**10,567**	**1,066,000**	**(1,066,000)**	**—**
Total	**6,976,475**	**1,337,417**	**469,983**	**8,783,875**	**(1,066,000)**	**7,717,875**
Cost of sales and operating expenses	**6,726,017**	**1,202,900**	**439,333**	**8,368,250**	**(897,150)**	**7,471,100**
Operating income	**$ 250,458**	**$ 134,517**	**$ 30,650**	**$ 415,625**	**$ (168,850)**	**$ 246,775**
Identifiable assets at March 31, 2003	**$7,000,441**	**$1,347,200**	**$355,192**	**$8,702,833**	**$ 788,925**	**$9,491,758**

Sales by Region

Years Ended March 31, 2003 and 2002	Millions of Yen 2003		2002		Thousands of U.S. Dollars 2003
Japan	**¥684,254**	**73.9%**	¥753,175	78.0%	**$5,702,117**
Overseas:					
North America	**158,386**	**17.1**	144,207	14.9	**1,319,883**
Other Areas	**83,505**	**9.0**	68,409	7.1	**695,875**
Subtotal	**241,891**	**26.1**	212,616	22.0	**2,015,758**
Total	**¥926,145**	**100.0%**	¥965,791	100.0%	**$7,717,875**

Sales by region represent sales to unaffiliated customers based on the customers' locations.

Consolidated Balance Sheets

Kubota Corporation and Subsidiaries   March 31, 2003 and 2002

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
ASSETS	**2003**	2002	**2003**
Current assets:			
Cash and cash equivalents	**¥ 67,362**	¥ 60,983	**$ 561,350**
Short-term investments (Note 4)	**10**	1,394	**83**
Notes and accounts receivable (Note 3):			
Trade notes	**81,588**	103,701	**679,900**
Trade accounts	**252,537**	271,635	**2,104,475**
Finance receivables—net	**90,338**	89,253	**752,817**
Less: Allowance for doubtful notes and accounts receivable	**(4,089)**	(4,052)	**(34,07[illegible]**
Inventories (Note 2)	**151,245**	155,354	**1,260,375**
Other current assets (Note 9)	**53,359**	45,496	**444,658**
Total current assets	**692,350**	723,764	**5,769,583**
Investments:			
Investments in and advances to affiliated companies (Note 3)	**12,119**	12,740	**100,992**
Other investments (Note 4)	**79,959**	128,876	**666,325**
Total investments	**92,078**	141,616	**767,317**
Property, plant, and equipment (Note 5):			
Land	**78,552**	88,315	**654,600**
Buildings	**195,497**	197,603	**1,629,142**
Machinery and equipment	**447,956**	452,156	**3,732,966**
Construction in progress	**5,451**	4,253	**45,425**
Total	**727,456**	742,327	**6,062,133**
Accumulated depreciation	**(474,901)**	(466,116)	**(3,957,508)**
Net property, plant, and equipment	**252,555**	276,211	**2,104,625**
Other assets (Note 9)	**102,028**	58,526	**850,233**
Total	**¥1,139,011**	¥1,200,117	**$9,491,758**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2003	2002	2003
Current liabilities:			
Short-term borrowings (Note 5)	¥ 95,568	¥ 122,977	$ 796,400
Trade notes payable	37,544	42,909	312,867
Trade accounts payable	168,240	182,675	1,402,000
Advances received from customers	7,244	7,886	60,367
Notes and accounts payable for capital expenditures	14,803	15,746	123,358
Accrued payroll costs	23,791	22,656	198,258
Income taxes payable	10,150	12,587	84,583
Other current liabilities (Note 14)	46,194	52,494	384,950
Current portion of long-term debt (Note 5)	75,830	42,076	631,917
Total current liabilities	479,364	502,006	3,994,700
Long-term liabilities:			
Long-term debt (Note 5)	155,966	167,850	1,299,717
Accrued retirement and pension costs (Note 6)	159,805	106,206	1,331,708
Other long-term liabilities (Note 9)	15,184	16,537	126,533
Total long-term liabilities	330,955	290,593	2,757,958
Commitments and contingencies (Note 14)			
Minority interests	13,249	12,548	110,408
Shareholders' equity (Notes 7 and 11):			
Common stock,			
authorized 2,000,000,000 shares; outstanding 1,345,450,014 shares			
and 1,390,419,012 shares in 2003 and 2002, respectively	78,156	78,156	651,300
Additional paid-in capital	87,263	87,263	727,192
Legal reserve	19,539	19,539	162,825
Retained earnings	200,517	216,810	1,670,975
Accumulated other comprehensive income (loss)	(48,095)	128	(400,792)
Treasury stock (64,358,964 shares and 19,389,966 shares in 2003 and 2002, respectively), at cost	(21,937)	(6,926)	(182,808)
Total shareholders' equity	315,443	394,970	2,628,692
Total	¥1,139,011	¥1,200,117	$9,491,758

Consolidated Statements of Income

Kubota Corporation and Subsidiaries Years Ended March 31, 2003, 2002, and 2001

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2003	2002	2001	**2003**
Net sales (Note 3)	**¥926,145**	¥965,791	¥984,767	**$7,717,875**
Cost of sales	**695,571**	729,863	742,516	**5,796,425**
Selling, general, and administrative expenses	**181,353**	188,713	198,569	**1,511,275**
Loss from disposal and impairment of businesses and fixed assets (Note 13)	**19,608**	12,791	489	**163,400**
Operating income	**29,613**	34,424	43,193	**246,775**
Other income (expenses):				
Interest and dividend income	**7,622**	7,506	10,042	**63,517**
Interest expense	**(4,818)**	(6,697)	(8,140)	**(40,150)**
Gain on contribution of securities to the employee retirement benefit trust (Notes 4 and 6)	**—**	—	19,277	**—**
Valuation losses on short-term and other investments	**(24,822)**	(9,166)	(2,922)	**(206,850)**
Other—net (Note 8)	**(1,439)**	2,616	(662)	**(11,992)**
Other income (expenses), net	**(23,457)**	(5,741)	17,595	**(195,475)**
Income before income taxes, minority interests in earnings of subsidiaries, equity in net income (loss) of affiliated companies, and cumulative effect of an accounting change	**6,156**	28,683	60,788	**51,300**
Income taxes (Note 9):				
Current	**21,538**	22,905	25,192	**179,483**
Deferred	**(9,242)**	(5,591)	3,038	**(77,016)**
Total income taxes	**12,296**	17,314	28,230	**102,467**
Minority interests in earnings of subsidiaries	**2,097**	1,660	1,439	**17,475**
Equity in net income (loss) of affiliated companies (Note 3)	**233**	(179)	235	**1,942**
Income (loss) before cumulative effect of an accounting change	**(8,004)**	9,530	31,354	**(66,700)**
Cumulative effect of an accounting change (Note 6)	**—**	—	(21,559)	**—**
Net income (loss)	**¥ (8,004)**	¥ 9,530	¥ 9,795	**$ (66,70[illegible]**

	Yen			U.S. Dollars (Note 1)
Net income (loss) per 5 common shares (Note 10):				
Basic:				
Income (loss) before cumulative effect of an accounting change	**¥(29)**	¥34	¥111	**$(0.24)**
Cumulative effect of an accounting change	**—**	—	(76)	**—**
Net income (loss)	**(29)**	34	35	**(0.24)**
Diluted:				
Income (loss) before cumulative effect of an accounting change	**(29)**	33	104	**(0.24)**
Cumulative effect of an accounting change	**—**	—	(70)	**—**
Net income (loss)	**(29)**	33	34	**(0.24)**

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Kubota Corporation and Subsidiaries Years Ended March 31, 2003, 2002, and 2001

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2003	2002	2001	**2003**
Net income (loss)	**¥ (8,004)**	¥ 9,530	¥ 9,795	**$ (66,700)**
Other comprehensive income (loss), net of tax (Note 11):				
Foreign currency translation adjustments	**(6,366)**	9,094	5,657	**(53,050)**
Unrealized losses on securities	**(11,602)**	(32,187)	(38,568)	**(96,683)**
Minimum pension liability adjustment	**(30,386)**	(10,671)	16,807	**(253,217)**
Unrealized gains (losses) on derivatives	**131**	(390)	—	**1,092**
Other comprehensive loss	**(48,223)**	(34,154)	(16,104)	**(401,858)**
Comprehensive loss	**¥(56,227)**	¥(24,624)	¥ (6,309)	**$(468,558)**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Kubota Corporation and Subsidiaries Years Ended March 31, 2003, 2002, and 2001

		Millions of Yen					
	Shares of Common Stock Outstanding (Thousands)	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost
Balance, March 31, 2000	1,409,655	¥78,107	¥87,213	¥19,527	¥214,414	¥ 50,386	¥ —
Stock issued on conversion of debt	154	49	50				
Net income					9,795		
Other comprehensive loss						(16,104)	
Cash dividends, ¥30 per 5 common shares					(8,458)		
Transfer to legal reserve				12	(12)		
Balance, March 31, 2001	1,409,809	78,156	87,263	19,539	215,739	34,282	—
Net income					9,530		
Other comprehensive loss						(34,154)	
Cash dividends, ¥30 per 5 common shares					(8,459)		
Purchases of treasury stock	(19,390)						(6,926)
Balance, March 31, 2002	1,390,419	78,156	87,263	19,539	216,810	128	(6,926)
Net loss					**(8,004)**		
Other comprehensive loss						**(48,223)**	
Cash dividends, ¥30 per 5 common shares					**(8,289)**		
Purchases of treasury stock	**(44,969)**						**(15,011)**
Balance, March 31, 2003	**1,345,450**	**¥78,156**	**¥87,263**	**¥19,539**	**¥200,517**	**¥(48,095)**	**¥(21,937)**

	Thousands of U.S. Dollars (Note 1)					
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost
Balance, March 31, 2002	$651,300	$727,192	$162,825	$1,806,750	$ 1,066	$ (57,716)
Net loss				**(66,700)**		
Other comprehensive loss					**(401,858)**	
Cash dividends, $0.25 per 5 common shares				**(69,075)**		
Purchases of treasury stock						**(125,092)**
Balance, March 31, 2003	**$651,300**	**$727,192**	**$162,825**	**$1,670,975**	**$(400,792)**	**$(182,808)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Kubota Corporation and Subsidiaries Years Ended March 31, 2003, 2002, and 2001

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2003	2002	2001	**2003**
Operating activities:				
Net income (loss)	**¥ (8,004)**	¥ 9,530	¥ 9,795	**$ (66,700)**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Cumulative effect of an accounting change	**—**	—	21,559	**—**
Depreciation and amortization	**38,804**	40,535	43,926	**323,366**
Provision for doubtful receivables	**817**	210	1,090	**6,808**
Provision for (reversal of) accrued retirement and pension costs	**(4,416)**	1,267	3,896	**(36,800)**
Loss (gain) on sales of securities	**5**	(2,578)	(821)	**42**
Valuation losses on short-term and other investments	**24,822**	9,166	2,922	**206,85[illegible]**
Loss (gain) on disposals of fixed assets	**2,484**	1,725	(1,532)	**20,700**
Impairment loss on fixed assets	**17,403**	4,734	—	**145,025**
Gain on contribution of securities to the employee retirement benefit trust	**—**	—	(19,277)	**—**
Equity in net loss (income) of affiliated companies	**(233)**	179	(235)	**(1,942)**
Deferred income taxes	**(9,242)**	(5,591)	3,038	**(77,016)**
Change in assets and liabilities, net of effects from sales of businesses:				
Decrease (increase) in notes and accounts receivable	**31,649**	12,752	(46,549)	**263,742**
Decrease in inventories	**2,455**	23,260	3,474	**20,458**
Decrease (increase) in other current assets	**(5,637)**	75	854	**(46,975)**
Increase (decrease) in trade notes and accounts payable	**(20,315)**	(9,958)	19,053	**(169,292)**
Increase (decrease) in income taxes payable	**(2,332)**	(1,310)	2,526	**(19,433)**
Decrease in other current liabilities	**(3,340)**	(3,575)	(3,919)	**(27,833)**
Other	**(667)**	(2,595)	8,727	**(5,558)**
Net cash provided by operating activities	**64,253**	77,826	48,527	**535,442**
Investing activities:				
Purchases of fixed assets	**(33,838)**	(32,473)	(36,250)	**(281,984)**
Purchases of investments and change in advances	**(2,056)**	(2,333)	(327)	**(17,13[illegible])**
Proceeds from sales of property, plant, and equipment	**1,803**	2,002	5,519	**15,02[illegible]**
Proceeds from sales of investments	**5,153**	7,916	2,955	**42,942**
Net decrease in short-term investments	**1,384**	1,102	5,565	**11,533**
Cash transferred in sale of business	**—**	(10,237)	—	**—**
Other	**(39)**	(435)	(486)	**(325)**
Net cash used in investing activities	**(27,593)**	(34,458)	(23,024)	**(229,942)**
Financing activities:				
Proceeds from issuance of long-term debt	**65,627**	28,202	11,416	**546,892**
Repayments of long-term debt	**(45,447)**	(71,034)	(49,365)	**(378,725)**
Net increase (decrease) in short-term borrowings	**(26,548)**	(2,846)	20,460	**(221,233)**
Cash dividends	**(8,289)**	(8,459)	(8,458)	**(69,075)**
Purchases of treasury stock	**(15,011)**	(6,926)	—	**(125,092)**
Other	**(341)**	(231)	(171)	**(2,842)**
Net cash used in financing activities	**(30,009)**	(61,294)	(26,118)	**(250,075)**
Effect of exchange rate changes on cash and cash equivalents	**(272)**	276	606	**(2,267)**
Net increase (decrease) in cash and cash equivalents	**6,379**	(17,650)	(9)	**53,158**
Cash and cash equivalents, beginning of year	**60,983**	78,633	78,642	**508,192**
Cash and cash equivalents, end of year	**¥67,362**	¥60,983	¥78,633	**$561,350**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Kubota Corporation and Subsidiaries Years Ended March 31, 2003, 2002, and 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Kubota Corporation (the "parent company") and subsidiaries (collectively the "Company") are one of Japan's leading manufacturers of a comprehensive range of machinery and other industrial and consumer products, including farm equipment, engines, pipe and fluid systems engineering, industrial castings, environmental control plant, and housing materials and equipment.

The manufacturing operations of the Company are conducted primarily at 21 plants in Japan and at 5 overseas plants located in the United States and certain other countries. Farm equipment, construction machinery, ductile iron pipe, and certain other products are not only sold in Japan but are also sold in overseas markets which consist mainly of North America, Europe, and Asia.

Basis of Financial Statements

The consolidated financial statements, stated in Japanese yen, reflect certain adjustments, not recorded in the books of account of the Company, to present these statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP") with the exception of FASB Emerging Issues Task Force ("EITF"), Issue No. 91-5, "Nonmonetary Exchange of Cost-Method Investments" (see **Investments**). The principal adjustments include: (1) valuation of inventories, (2) accrual of certain expenses, (3) accounting for retirement and pension plans, including the effect of the transfer to the Japanese government of the substitutional portion of employee pension fund liabilities, (4) recognition of warrant values, (5) accounting for stock dividends approved by shareholders in prior years at market value, (6) accounting for derivatives, and (7) recognition of deferred income tax relating to these adjustments. The presentation of segment information required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," also has been omitted.

Certain reclassifications have been made to the consolidated financial statements for 2002 and 2001 to conform with classifications used in 2003.

Translation into United States Dollars

The parent company and its domestic subsidiaries maintain their accounts in Japanese yen, the currency of the country in which they are incorporated and principally operate. The United States dollar amounts included herein represent a translation using the approximate exchange rate at March 31, 2003 of ¥120=US$1, solely for convenience. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be, converted into United States dollars.

Consolidation

The consolidated financial statements include the accounts of the parent company and all majority-owned subsidiaries. Significant intercompany items have been eliminated in consolidation.

Investments mainly in 20%~50%-owned companies (the "affiliated companies") are stated at cost plus equity in undistributed net income from acquisition or formation.

Revenue Recognition

The Company recognizes revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured.

As for environmental and other plant and equipment, sales are recorded at the time when the installation of plant and equipment is completed and accepted by the customer. For long-term contracts, such sales are recorded under the percentage-of-completion method of accounting. Housing real estate sales are recorded when the title is legally transferred to the customer in accordance with the underlying contract and real estate laws and regulations. Estimated losses on sales contracts are recorded in the period in which they are identified.

In the case of finance receivables in which the face amount includes finance charges (principally retail financing), income is recorded over the terms of the receivables using the interest method.

On April 1, 2002, the Company adopted EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." As a result, sales incentives previously classified as selling, general, and administrative expenses for the years ended March 31, 2002 and 2001 have been reclassified as a reduction of revenues to conform to the presentation for the year ended March 31, 2003. The impact of this change on the operating income and net income (loss) of the Company is not material.

Foreign Currency Translation

Under the provisions of SFAS No. 52,"Foreign Currency Translation," assets and liabilities of foreign subsidiaries are translated into Japanese yen at year-end exchange rates, and income and expenses are translated at the average exchange rates for the year. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. Exchange gains and losses resulting from foreign currency transactions and translation of assets and liabilities denominated in foreign currencies are included in the consolidated statements of income.

Inventories

Manufacturing inventories are stated at the lower of cost, substantially determined using the average-cost method, or market, representing the estimated selling price less costs to sell. Completed real estate projects are stated at the lower of acquisition cost or fair value less estimated costs to sell. The fair values of those assets are estimates based on the appraised values in the market. Land to be developed and projects under development are carried at cost unless an impairment loss is required. An impairment loss on those assets is recognized when their carrying amounts exceed the undiscounted future cash flows expected to be realized from them and is measured based on the present values of those expected future cash flows.

Investments

Under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies all its debt securities and marketable equity securities as available for sale and carries them at fair value with a corresponding recognition of the net unrealized holding gain or loss (net of tax) as an other comprehensive income item of shareholders' equity. The fair values of those securities are determined based on quoted market prices.

Gains and losses on sales of available-for-sale securities as well as other nonmarketable equity securities which are carried at cost are computed on the average-cost method. Losses from the impairment of marketable and nonmarketable securities, if any, are charged to expenses in the period in which a decline in fair value is determined to be other than temporary.

On April 1, 1996, The Bank of Tokyo, Ltd. ("BOT") and The Mitsubishi Bank, Limited, merged. Upon the merger, each common share of BOT owned by the Company which had been carried at cost was converted into 0.8 share of the combined entity, The Bank of Tokyo-Mitsubishi, Ltd. (currently part of Mitsubishi Tokyo Financial Group, Inc.) For purposes of comparability with financial statements under Japanese GAAP, the Company did not account for the exchange under EITF 91-5, which requires recognition of a nonmonetary exchange gain on the common shares of BOT.

If EITF 91-5 had been adopted, net loss would have increased by ¥545 million ($4,542 thousand) for the year ended March 31, 2003. Net income would have decreased by ¥603 million for the year ended March 31, 2002, decreased by ¥1,650 million for the year ended March 31, 2001, and increased by ¥3,081 million for the year ended March 31, 1997. Retained earnings would have decreased by ¥380 million ($3,167 thousand) at March 31, 2003, and increased by ¥165 million at March 31, 2002, with a corresponding increase (decrease) in accumulated other comprehensive income. These amounts primarily reflect the unrecognized gain on the initial nonmonetary exchange in 1997 and subsequent losses on impairment of the investment in 2003, 2002, and 2001.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment is principally computed using the declining-balance method based on the estimated useful lives of the assets. The estimated useful lives are principally as follows:

Buildings	10~50 years
Machinery and equipment	2~14 years

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are computed based on the differences between the financial statement and the income tax bases of assets and liabilities and tax loss and other carryforwards using the enacted tax rate. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that management believes will more likely than not be realized.

Advertising

The costs of advertising are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are included in selling, general, and administrative expenses.

Net Income and Cash Dividends per 5 Common Shares

Per share amounts have been calculated per 5 common shares since each American Depositary Share represents 5 shares of common stock.

Basic net income per 5 common shares has been computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period.

Diluted net income per 5 common shares reflects the potential dilution and has been computed on the basis that all convertible debentures were converted at the beginning of the year or at the time of issuance (if later). Cash dividends per 5 common shares are based on dividends paid during the year.

Derivative Financial Instruments

On April 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133." Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

On the date the derivative contract is entered into, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. The Company considers all hedges to be highly effective in offsetting changes in cash flows of hedged items, because the currency, index of interest rates, amount, and terms of the derivatives correspond to those of the hedged items in accordance with the Company's policy.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item.

The transition adjustment upon the adoption of SFAS 133 and 138, net of the related income tax effect, was not material.

Prior to the adoption of SFAS 133 and 138, gains and losses on forward contracts were recognized based on changes in exchange rates and were offset against foreign exchange gains or losses on the hedged financing obligations and accounts receivable or payable. Interest rate derivatives and changes in their fair values were not included in the consolidated financial statements. Instead, interest differentials paid or received under interest rate derivatives designated as hedges of exposures to changes in interest rates associated with short- or long-term debt were recorded in interest expense over the contract period as an adjustment to the effective yields of the related debt.

Impairment of Long-Lived Assets

On April 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes certain provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," and supersedes SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. Although SFAS No.144 retains the fundamental provisions of SFAS No.121, it establishes criteria to determine when a long-lived asset is held for sale, provides guidance on how a long-lived asset that is used should be evaluated for impairment, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No.144 retains the basic provision of APB Opinion No. 30 on how to present discontinued operations in the statement of income but broadens that presentation to include a component of an entity (rather than a segment of a business). In accordance with SFAS No. 144, the Company reviews the carrying value of long-lived assets when events and circumstances indicate that the carrying amount of an asset may not be recoverable. In such an event, the estimated future undiscounted cash flows associated with the asset is compared with the carrying value of the asset to determine if a write-down is required. If this evaluation indicates that the carrying value exceeds its estimated future cash flows of the long-lived asset, the Company recognizes an impairment loss based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved.

The adoption of SFAS No. 144 had no effect on the Company's consolidated financial statements for the year ended March 31, 2003. Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No.121.

Cash Flow Information

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At March 31, 2003, 2002, and 2001, time deposits of which original maturities were three months or less amounting to ¥14,945 million ($124,542 thousand), ¥13,209 million, and ¥13,176 million, respectively, were included in cash and cash equivalents.

Cash paid for interest amounted to ¥4,759 million ($39,658 thousand), ¥7,123 million, and ¥8,048 million, and for income taxes amounted to ¥24,117 million ($200,975 thousand), ¥24,351 million, and ¥22,800 million in 2003, 2002, and 2001, respectively.

Noncash transactions in 2001 included a contribution of securities with a fair value of ¥33,116 million to the employee retirement benefit trust.

Use of Estimates in the Preparation of the Financial Statements

Management uses estimates in preparing the consolidated financial statements in conformity with US GAAP. Significant estimates used in the preparation of the consolidated financial statements are primarily in the areas of collectibility of private-sector notes and accounts receivable, inventory valuation, impairment of long-lived assets, valuation allowance for deferred tax assets, and accruals for employee retirement and pension plans. These estimates are assessed by the Company on a regular basis and management believes that material changes will not occur in the near term, although actual results could ultimately differ from these estimates.

New Accounting Standards

In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No.149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which is effective for contracts entered into or modified after June 30, 2003. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The Company is currently reviewing this statement to determine its impact on future financial statements.

2. INVENTORIES

Inventories at March 31, 2003 and 2002 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Manufacturing:			
Finished products	**¥ 88,810**	¥ 89,969	**$ 740,083**
Spare parts	**16,869**	18,589	**140,575**
Work in process	**23,860**	22,721	**198,833**
Raw materials and supplies	**14,804**	15,565	**123,367**
Subtotal	**144,343**	146,844	**1,202,858**
Real estate:			
Completed projects, land to be developed, and projects under development	**6,902**	8,510	**57,517**
	¥151,245	¥155,354	**$1,260,375**

The Company wrote down the value of completed projects, land to be developed, and projects under development by ¥45 million ($375 thousand) and ¥4,132 million in 2003 and 2002, respectively. These amounts were included in cost of sales in the consolidated statements of income.

3. INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES

Investments in and advances to affiliated companies at March 31, 2003 and 2002 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Investments	**¥10,069**	¥ 9,967	**$ 83,909**
Advances	**2,050**	2,773	**17,083**
	¥12,119	¥12,740	**$100,992**

A summary of financial information of affiliated companies is as follows:

	Millions of Yen		Thousands of U.S. Dollars
At March 31, 2003 and 2002	**2003**	2002	**2003**
Current assets	**¥ 65,787**	¥ 76,381	**$ 548,22[illegible]**
Noncurrent assets	**54,961**	59,125	**458,008**
Total assets	**120,748**	135,506	**1,006,233**
Current liabilities	**70,055**	81,852	**583,792**
Noncurrent liabilities	**23,839**	26,180	**198,658**
Net assets	**¥ 26,854**	¥ 27,474	**$ 223,783**

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31, 2003, 2002, and 2001	**2003**	2002	2001	**2003**
Net sales	**¥174,233**	¥183,161	¥182,855	**$1,451,942**
Cost of sales	**133,671**	140,597	140,668	**1,113,925**
Other income—net	**1,860**	2,010	1,731	**15,500**
Net income	**1,711**	2,167	482	**14,258**

Trade notes and accounts receivable from affiliated companies at March 31, 2003 and 2002 were ¥27,164 million ($226,367 thousand) and ¥29,754 million, respectively.

Sales to affiliated companies aggregated ¥82,433 million ($686,942 thousand), ¥86,250 million, and ¥80,339 million in 2003, 2002, and 2001, respectively.

Cash dividends received from affiliated companies were ¥523 million ($4,358 thousand), ¥457 million, and ¥448 million in 2003, 2002, and 2001, respectively.

4. SHORT-TERM AND OTHER INVESTMENTS

The cost, fair value, and gross unrealized holding gains and losses for securities by major security type at March 31, 2003 and 2002 were as follows:

	Millions of Yen							
	2003				2002			
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Short-term investments:								
Available-for-sale:								
Governmental and corporate debt securities	**¥ 10**	**¥ 10**	**¥ —**	**¥ —**	¥ 1,394	¥ 1,394	¥ —	¥ —
Other investments:								
Available-for-sale:								
Equity securities of financial institutions	**24,477**	**33,033**	**8,558**	**2**	48,726	68,720	20,019	25
Other equity securities	**21,961**	**32,361**	**12,369**	**1,969**	25,620	44,582	19,900	938
Other	**1,593**	**1,639**	**72**	**26**	2,391	2,392	79	78
	¥48,041	**¥67,043**	**¥20,999**	**¥1,997**	¥78,131	¥117,088	¥39,998	¥1,041

	Thousands of U.S. Dollars			
	2003			
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Short-term investments:				
Available-for-sale:				
Governmental and corporate debt securities	**$ 83**	**$ 83**	**$ —**	**$ —**
Other investments:				
Available-for-sale:				
Equity securities of financial institutions	**203,975**	**275,275**	**71,317**	**17**
Other equity securities	**183,008**	**269,675**	**103,075**	**16,408**
Other	**13,275**	**13,658**	**600**	**217**
	$400,341	**$558,691**	**$174,992**	**$16,642**

Investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value, were stated at cost of ¥12,926 million ($107,717 thousand) and ¥13,182 million at March 31, 2003 and 2002, respectively.

Proceeds from sales of available-for-sale securities and gross realized gains and losses that have been included in earnings as a result of those sales for the years ended March 31, 2003, 2002, and 2001, were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	**2003**
Proceeds from sales	**¥5,153**	¥7,916	¥2,955	**$42,942**
Gross realized gains	**654**	3,739	1,354	**5,450**
Gross realized losses	**(659)**	(1,161)	(533)	**(5,492)**

In addition to these sales, the Company contributed available-for-sale marketable equity securities with a fair value of ¥33,116 million to a newly established employee retirement benefit trust, and recognized a gain on this contribution of ¥19,227 million, in the year ended March 31, 2001. There were no proceeds to the Company from this transaction (also see Note 6).

At March 31, 2003, the cost of debt securities classified as available-for-sale due after one year through five years and due after five years were ¥793 million ($6,608 thousand) and ¥800 million ($6,667 thousand), respectively.

At March 31, 2003, the Company had no debt securities classified as available-for-sale due within one year.

For the years ended March 31, 2003, 2002, and 2001, valuation losses on short-term and other investments were recognized to reflect the decline in fair value considered to be other than temporary totaling ¥24,822 million ($206,850 thousand), ¥9,166 million, and ¥2,922 million, respectively.

5. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

The balances of short-term borrowings at March 31, 2003 and 2002 consisted of notes payable to banks. Stated annual interest rates of short-term borrowings ranged primarily from 0.29% to 2.07% and from 0.3% to 3.03% at March 31, 2003 and 2002, respectively. The weighted average interest rates on such short-term borrowings at March 31, 2003 and 2002 were 1.1% and 1.4%, respectively.

Available lines of credit with certain banks totaled ¥30,000 million ($250,000 thousand) at March 31, 2003 and 2002, respectively. No amounts were outstanding as of March 31, 2003 and 2002.

Long-term debt at March 31, 2003 and 2002 consisted of the following:

	Years Ending March 31	Millions of Yen		Thousands of U.S. Dollars
		2003	2002	**2003**
Unsecured bonds:				
1.51% Yen bonds	2003	¥ —	¥ 10,000	$ —
1.475% Yen bonds	2004	**10,000**	10,000	**83,333**
2.7% Yen bonds	2004	**10,000**	10,000	**83,333**
1.8% Yen bonds	2006	**10,000**	10,000	**83,333**
Unsecured convertible bonds:				
1.6% Yen bonds	2003	—	9,772	—
0.8% Yen bonds	2004	**29,756**	29,756	**247,967**
0.85% Yen bonds	2005	**19,513**	19,513	**162,609**
0.9% Yen bonds	2006	**18,627**	18,627	**155,225**
Loans, principally from banks and insurance companies, maturing on various dates through 2013:				
Collateralized		**179**	243	**1,492**
Unsecured		**133,721**	92,015	**1,114,342**
Total		**231,796**	209,926	**1,931,634**
Less current portion		**(75,830)**	(42,076)	**(631,917)**
		¥155,966	¥167,850	**$1,299,717**

The interest rates on unsecured bonds and unsecured convertible bonds were fixed. The interest rates of the long-term loans from banks and insurance companies were principally fixed and the weighted average rates at March 31, 2003 and 2002 were 1.6% and 1.7%, respectively.

Annual maturities of long-term debt at March 31, 2003 are as follows:

Years ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2004	¥ 75,830	$ 631,917
2005	36,639	305,325
2006	55,776	464,800
2007	22,308	185,900
2008	21,447	178,725
2009 and thereafter	19,796	164,967
Total	¥231,796	$1,931,634

At March 31, 2003, property, plant, and equipment with net book value of ¥133 million ($1,108 thousand) were pledged as collateral on long-term debt of ¥179 million ($1,492 thousand), including current portion of ¥179 million ($1,492 thousand).

The conversion price of the unsecured yen convertible bonds is ¥769 per share, which exceeded the fair value of the stock on the debt issuance date, and the number of shares into which outstanding bonds were convertible at March 31, 2003 totaled 88,291 thousand shares.

As is customary in Japan, the Company maintains deposit balances with banks and other financial institutions with which the Company has short- or long-term borrowing arrangements. Such deposit balances are not legally or contractually restricted as to withdrawal.

Certain of the loan agreements provide that the lender or trustees for lenders may request the Company to submit for approval proposals to pay dividends. Certain of the loan agreements also provide that the lender may request the Company to provide additional collateral. As is customary in Japan, collateral must be pledged if requested by a lending bank, and banks have the right to offset cash deposited with them against any long- or short-term debt or obligation that becomes due and, in case of default and certain other specified events, against all debt payable to the banks. The Company has never received any such requests.

6. RETIREMENT AND PENSION PLANS

The parent company and its domestic subsidiaries have a number of unfunded severance indemnity plans and defined benefit pension plans covering substantially all Japanese employees. Most employees of overseas subsidiaries are covered by defined benefit pension plans or defined contribution pension plans.

Among them, the parent company has an unfunded severance indemnity plan partly supplemented by a noncontributory defined benefit pension plan which covers substantially all of its employees (the "Noncontributory Plan"). Employees who terminate their employment at the mandatory retirement age receive benefits in the form of annuity payments and/or lump-sum payments which are principally provided by the Noncontributory Plan and the remaining portion is provided by the unfunded severance indemnity plan. The coverage of the Noncontributory Plan is approximately 80%. Employees who terminate their employment before the mandatory retirement age receive lump-sum payments from the unfunded severance indemnity plan. The pension and the severance payment are determined based on the rate of pay at the time of termination, length of service, and certain other factors. The parent company's funding policy with respect to the Noncontributory Plan is generally to contribute amounts considered deductible under applicable income tax regulations. Plan assets are managed principally by insurance companies and are invested primarily in fixed income and equity securities of Japanese and foreign issuers.

The parent company also has a contributory defined benefit pension plan covering all of its employees (the "Contributory Plan"), which provides lifetime annuity payments commencing at mandatory retirement age. The Contributory Plan consists of a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by the Japanese Welfare Pension Insurance Law and a corporate portion based on a contributory defined benefit pension arrangement established at the discretion of the management. Benefits are determined based on the average pay for the periods of service and a factor determined by the date of birth and length of service for the substitutional portion, and on the rate of pay at the time of termination, the length of service, and reason for retirement for the corporate portion. Annual contributions are made by the parent company and employees in accordance with the contribution formula stipulated by the government for the substitutional portion and with an amount determined on the basis of an accepted actuarial method for the corporate portion. The Contributory Plan is administered by a board of trustees composed of management and employee representatives. Plan assets, which are managed by trust banks, are invested primarily in corporate and government bonds and stocks.

During the year ended March 31, 2001, the Company established the Employee Retirement Benefit Trust (the "Trust"). The purpose of the Trust is to hold and administer certain securities contributed to the Contributory Plan. Additionally, during the year ended March 31, 2001, the Company contributed marketable equity securities valued at ¥33,116 million to the Trust.

In June 2001, the Japanese government issued a new law that regulates retirement benefit plans. Under the new law, effective April 1, 2002, the Company can transfer the obligation for the substitutional portion and related plan assets to the government subject to approval by the government.

In December 2002, the Company made applications for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion and received approval from the Japanese Ministry of Health, Labour and Welfare on January 30, 2003. EITF No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," requires employers to account for the entire separation process of a substitutional portion from an entire plan (including the corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. The difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. The Company plans to submit another application for the transfer of the substitutional portion related to past services to the Japanese government. After the applications are approved by the government, the remaining benefit obligation of the substitutional portion as well as the related government-specified portion of the plan assets of the Contributory Plan will be transferred to the government. The effect of the transfer on the Company's consolidated financial statements has not yet been determined.

Net periodic benefit cost for the Noncontributory Plan and the Contributory Plan of the parent company and for the unfunded severance indemnity plans and noncontributory defined benefit pension plans of certain subsidiaries for the years ended March 31, 2003, 2002, and 2001 consisted of the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	**2003**
Service cost	**¥10,128**	¥10,884	¥13,970	**$ 84,400**
Interest cost	**9,600**	9,719	10,563	**80,000**
Expected return on plan assets	**(5,862)**	(6,099)	(6,817)	**(48,850)**
Amortization of transition obligation	**1,615**	1,615	1,615	**13,458**
Amortization of prior service cost (benefit)	**(797)**	594	981	**(6,642)**
Recognized actuarial loss	**5,591**	590	210	**46,592**
Actuarial periodic benefit cost	**20,275**	17,303	20,522	**168,958**
Employee contributions	**(1,005)**	(1,260)	(1,288)	**(8,375)**
Net periodic benefit cost	**¥19,270**	¥16,043	¥19,234	**$160,583**

The above net periodic benefit cost excludes the cumulative effect of ¥46,716 million of an accounting change in 2001, described below.

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets, together with actuarial assumptions and aggregate information for accumulated benefit obligations in excess of plan assets, are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Change in benefit obligations:			
Benefit obligations at beginning of year	**¥ 331,827**	¥ 336,359	**$ 2,765,225**
Service cost, less employee contributions	**9,123**	9,624	**76,025**
Interest cost	**9,600**	9,719	**80,000**
Employee contributions	**1,005**	1,260	**8,375**
Amendments	**3,164**	(5,454)	**26,367**
Actuarial loss (gain)	**23,915**	(2,216)	**199,292**
Benefits paid (settlement)	**(13,154)**	(6,818)	**(109,617)**
Benefits paid (other)	**(12,126)**	(10,834)	**(101,050)**
Foreign currency exchange rate changes	**(216)**	187	**(1,800)**
Benefit obligations at end of year	**¥ 353,138**	¥ 331,827	**$ 2,942,817**
Change in plan assets:			
Fair value of plan assets at beginning of year	**¥ 188,749**	¥ 207,519	**$ 1,572,908**
Actual return on plan assets	**(31,587)**	(18,258)	**(263,225)**
Employer contributions	**12,792**	11,728	**106,600**
Employee contributions	**1,005**	1,260	**8,375**
Benefits paid (settlement)	**(2,669)**	(2,839)	**(22,242)**
Benefits paid (other)	**(12,126)**	(10,834)	**(101,050)**
Foreign currency exchange rate changes	**(175)**	173	**(1,458)**
Fair value of plan assets at end of year	**¥ 155,989**	¥ 188,749	**$ 1,299,908**
Plans' funded status at end of year:			
Funded status	**¥(197,149)**	¥(143,078)	**$(1,642,909)**
Unrecognized actuarial loss	**121,036**	65,263	**1,008,634**
Unrecognized prior service benefit	**(5,580)**	(9,541)	**(46,500)**
Unrecognized net obligation at the date of initial application of SFAS No. 87*	**1,124**	2,739	**9,367**
Net amount recognized	**¥ (80,569)**	¥ (84,617)	**$ (671,408)**
Amounts recognized in the consolidated balance sheets:			
Accrued retirement and pension costs	**¥(159,805)**	¥(106,206)	**$(1,331,708)**
Prepaid expenses for benefit plans, included in other assets	**497**	433	**4,142**
Intangible assets, included in other assets	**7,951**	2,757	**66,258**
Accumulated other comprehensive income	**70,788**	18,399	**589,900**
Net amount recognized	**¥ (80,569)**	¥ (84,617)	**$ (671,408)**
Actuarial assumptions:			
Discount rate	**2.5%**	3.0%	
Expected return on plan assets	**3.5%**	3.5%	
Rate of compensation increase	**6.5%**	6.5%	
Retirement and pension plans with accumulated benefit obligations in excess of plan assets:			
Projected benefit obligations	**¥ 352,018**	¥ 330,675	**$ 2,933,483**
Accumulated benefit obligations	**317,294**	296,163	**2,644,117**
Fair value of plan assets	**154,768**	187,464	**1,289,733**

* SFAS No. 87, "Employers' Accounting for Pensions"

The unrecognized net obligation at the date of initial application and the prior service costs (benefits) due to amendments of the benefit plans are being amortized over approximately 14 years.

Prior to April 1, 2000, the Company amortized unrecognized actuarial gains and losses in excess of 10% of the larger of the benefit obligations or plan assets over the average plan participants' remaining service period. From April 1, 2000, the Company changed its method of accounting to immediately recognize actuarial gains and losses in excess of 20% of the larger of the benefit obligations or plan assets, and amortize actuarial gains and losses between 10% and 20% percent over the average participants' remaining service period (approximately 15 years). The Company believes that this accelerated recognition of the unrecognized gains or losses more appropriately records the pension liability at an amount closer to its economic liability.

As a result of the change, net income for the year ended March 31, 2001, decreased by ¥19,610 million, including a charge for the cumulative effect on prior years of ¥21,559 million, net of tax benefit of ¥25,157 million. Basic net income per 5 common shares and diluted net income per 5 common shares decreased by ¥70 and ¥63, respectively.

7. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective October 1, 2001.

Effective October 1, 2001,

The Code requires at least 50% of the issue price of new shares to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital, as reduced by stock issue expenses less the applicable tax benefit, are credited to additional paid-in capital. Under the Code, shares are recorded with no par value.

Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

The Code allows for an appropriation of retained earnings applicable to each fiscal period to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Code, the amount available for dividends is based on retained earnings, less treasury stock, as recorded on the books of the parent company. Certain adjustments, not recorded on the parent company's books, are reflected in the consolidated financial statements as described in Note 1. At March 31, 2003, retained earnings, less treasury stock, recorded on the parent company's books of account were ¥152,913 million ($1,274,275 thousand).

The Code allows companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of stated capital, additional paid-in capital, or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

In addition, pursuant to a resolution of the Board of Directors, the parent company may purchase its own shares for their retirement, up to 50 million shares or ¥20,000 million ($166,667 thousand), commencing after the general shareholders' meeting on June 26, 2002 through the general shareholders' meeting in June 2003, and also could purchase up to 140 million shares in accordance with its article of incorporation until the general shareholders' meeting on June 26, 2002. Any shares of common stock, in whole or in part, are subject to such purchases made for the purpose of retirement. Approximately 45 million shares and 19 million shares amounting to ¥14,875 million ($123,958 thousand) and ¥6,641 million were purchased under the above resolution during the years ended March 31, 2003 and 2002, respectively.

Prior to October 1, 2001,

The Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital. Under the Code, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than ¥50. The Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which were made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. In addition, the Code imposed certain restrictions on the repurchase and use of treasury stock.

8. OTHER INCOME (EXPENSES), NET

Other—net as shown in other income (expenses) for the years ended March 31, 2003, 2002, and 2001 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	**2003**
Gain (loss) on sales of securities—net	**¥ (5)**	¥2,578	¥ 821	**$ (42)**
Foreign exchange gain (loss)—net	**(2,482)**	561	(2,368)	**(20,683)**
Other—net	**1,048**	(523)	885	**8,733**
	¥(1,439)	¥2,616	¥ (662)	**$(11,992)**

9. INCOME TAXES

The approximate effects of temporary differences and tax loss and credit carryforwards that gave rise to deferred tax balances at March 31, 2003 and 2002 were as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2003		2002		**2003**	
	Deferred Tax Assets	*Deferred* Tax Liabilities	*Deferred* Tax Assets	*Deferred* Tax Liabilities	*Deferred* Tax Assets	*Deferred* Tax Liabilities
Allowance for doubtful receivables	**¥ 2,960**	**¥ 61**	¥ 3,302	¥ 266	**$ 24,667**	**$ 508**
Intercompany profits	**11,497**	**—**	12,312	—	**95,808**	**—**
Adjustments of investment securities	**15,051**	**8,508**	6,020	17,229	**125,425**	**70,900**
Write-downs of inventories and fixed assets	**13,494**	**—**	8,165	—	**112,450**	**—**
Enterprise tax	**832**	**—**	1,021	—	**6,933**	**—**
Accrued bonus	**5,448**	**—**	4,495	—	**45,400**	**—**
Retirement and pension costs	**64,032**	**—**	44,198	—	**533,600**	**—**
Unremitted earnings of foreign subsidiaries and affiliates	**—**	**2,748**	—	3,106	**—**	**22,900**
Other temporary differences	**11,673**	**3,252**	9,982	3,264	**97,275**	**27,100**
Tax loss and credit carryforwards	**8,276**	**—**	8,592	—	**68,967**	**—**
Subtotal	**133,263**	**14,569**	98,087	23,865	**1,110,525**	**121,408**
Less valuation allowance	**20,759**	**—**	15,878	—	**172,992**	**—**
	¥112,504	**¥14,569**	¥82,209	¥23,865	**$ 937,533**	**$121,408**

Net deferred tax balances at March 31, 2003 and 2002 were reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Other current assets	**¥23,781**	¥21,517	**$198,175**
Other assets	**74,451**	37,382	**620,425**
Other long-term liabilities	**(297)**	(555)	**(2,475)**
Net deferred tax assets	**¥97,935**	¥58,344	**$816,125**

During the year ended March 31, 2003, the normal statutory tax rate used in the calculation of deferred tax assets and deferred tax liabilities was decreased from 42.0% to 40.6% effective April 1, 2004.

The provision for income taxes for the year ended March 31, 2003 includes a ¥1,789 million ($14,908 thousand) adjustment to record the impact on deferred tax assets and liabilities for the change in the enacted tax rate.

At March 31, 2003, a valuation allowance of ¥20,759 million ($172,992 thousand) was recorded against the deferred tax assets for items which may not be realized. The net changes in the valuation allowance for the years ended March 31, 2003, 2002, and 2001 were an increase of ¥4,881 million ($40,675 thousand), an increase of ¥3,424 million, and an increase of ¥2,268 million, respectively. Such changes were due primarily to the realization or non-realization of tax benefits regarding operating losses of subsidiaries.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse and/or the tax losses and credits are carried forward, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances at March 31, 2003.

At March 31, 2003, the tax loss carryforwards in the aggregate amounted to approximately ¥20,000 million ($166,667 thousand), which are available to offset future taxable income, and will expire substantially in the period from 2004 through 2008.

The effective income tax rates of the Company for each of the three years in the period ended March 31, 2003 differed from the normal Japanese statutory tax rates as follows:

	2003	2002	2001
Normal Japanese statutory tax rates	**42.0%**	42.0%	42.0%
Increase (decrease) in taxes resulting from:			
Increase in valuation allowance	**108.8**	11.9	3.7
Permanently nondeductible expenses	**14.0**	2.7	1.1
Nontaxable dividend income	**(3.0)**	(2.0)	(1.1)
Inhabitant tax per capita	**3.0**	0.6	0.3
Change in tax rate	**29.1**	—	—
Provisions for taxes on unremitted earnings of foreign subsidiaries	**—**	5.1	—
Other—net	**5.8**	0.1	0.4
Effective income tax rates	**199.7%**	60.4%	46.4%

Provisions have been recorded for unremitted earnings of all foreign subsidiaries and affiliates of which earnings are not deemed to be permanently reinvested. Substantially all of the undistributed earnings of domestic subsidiaries and affiliates would not, under present Japanese tax law, be subject to tax through tax-free distributions.

10. NET INCOME PER 5 COMMON SHARES

A reconciliation of the numerators and denominators of the basic and diluted net income per 5 common shares computation for the years ended March 31, 2003, 2002, and 2001 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	**2003**
Income (loss) before cumulative effect of an accounting change	**¥(8,004)**	¥9,530	¥31,354	**$(66,700)**
Effect of dilutive convertible bonds	**—**	428	770	**—**
Diluted income (loss) before cumulative effect of an accounting change	**¥(8,004)**	¥9,958	¥32,124	**$(66,700)**

	Number of Shares (Thousands)		
Weighted average common shares outstanding	**1,370,382**	1,405,564	1,409,758
Effect of dilutive convertible bonds	**—**	88,291	137,278
Diluted common shares outstanding	**1,370,382**	1,493,855	1,547,036

11. OTHER COMPREHENSIVE INCOME (LOSS)

Each component of other comprehensive income (loss), including reclassification adjustments and tax effects for the years ended March 31, 2003, 2002, and 2001, was as follows:

	Millions of Yen			Thousands of U.S. Dollars		
	2003			2003		
	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount
Foreign currency translation adjustments:						
Foreign currency translation adjustments arising during period	**¥ (6,482)**	**¥ 316**	**¥ (6,166)**	**$ (54,016)**	**$ 2,633**	**$ (51,383)**
Reclassification adjustment for gains realized in net income	**(200)**	**—**	**(200)**	**(1,667)**	**—**	**(1,667)**
	(6,682)	**316**	**(6,366)**	**(55,683)**	**2,633**	**(53,050)**
Unrealized losses on securities:						
Unrealized losses on securities arising during period	**(44,827)**	**18,825**	**(26,002)**	**(373,558)**	**156,875**	**(216,683)**
Reclassification adjustment for losses realized in net income	**24,827**	**(10,427)**	**14,400**	**206,892**	**(86,892)**	**120,000**
	(20,000)	**8,398**	**(11,602)**	**(166,666)**	**69,983**	**(96,683)**
Minimum pension liability adjustment	**(52,389)**	**22,003**	**(30,386)**	**(436,575)**	**183,358**	**(253,217)**
Unrealized gains on derivatives:						
Unrealized gains on derivatives arising during period	**1,043**	**(442)**	**601**	**8,691**	**(3,683)**	**5,008**
Reclassification adjustments for gains realized in net income	**(811)**	**341**	**(470)**	**(6,758)**	**2,842**	**(3,916)**
	232	**(101)**	**131**	**1,933**	**(841)**	**1,092**
Other comprehensive loss	**¥(78,839)**	**¥30,616**	**¥(48,223)**	**$(656,991)**	**$255,133**	**$(401,858)**

	Millions of Yen		
	2002		
	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	¥ 9,571	¥ (492)	¥ 9,079
Reclassification adjustment for losses realized in net income	15	—	15
	9,586	(492)	9,094
Unrealized losses on securities:			
Unrealized losses on securities arising during period	(62,084)	26,076	(36,008)
Reclassification adjustment for losses realized in net income	6,588	(2,767)	3,821
	(55,496)	23,309	(32,187)
Minimum pension liability adjustment	(18,399)	7,728	(10,671)
Unrealized losses on derivatives:			
Unrealized losses on derivatives arising during period	(2,673)	1,122	(1,551)
Reclassification adjustments for losses realized in net income	2,001	(840)	1,161
	(672)	282	(390)
Other comprehensive loss	¥(64,981)	¥30,827	¥(34,154)

	Millions of Yen		
	2001		
	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	¥ 5,686	¥ 13	¥ 5,699
Reclassification adjustment for gains realized in net income	(42)	—	(42)
	5,644	13	5,657
Unrealized losses on securities:			
Unrealized losses on securities arising during period	(49,321)	20,715	(28,606)
Reclassification adjustment for gains realized in net income	(17,176)	7,214	(9,962)
	(66,497)	27,929	(38,568)
Minimum pension liability adjustment	38,522	(21,715)	16,807
Other comprehensive loss	¥(22,331)	¥ 6,227	¥(16,104)

The balances of each classification within accumulated other comprehensive income were as follows:

	Millions of Yen				
	Cumulative Translation Adjustments	Unrealized Gains (Losses) on Securities	Minimum Pension Liability Adjustment	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income (Loss)
Balance, April 1, 2002	¥ 2,456	¥ 8,733	¥(10,671)	¥(390)	¥ 128
Current—period change	(6,366)	(11,602)	(30,386)	131	(48,223)
Balance, March 31, 2003	¥(3,910)	¥ (2,869)	¥(41,057)	¥(259)	¥(48,095)

	Thousands of U.S. Dollars				
	Cumulative Translation Adjustments	Unrealized Gains (Losses) on Securities	Minimum Pension Liability Adjustment	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income (Loss)
Balance, April 1, 2002	$ 20,466	$ 72,775	$ (88,925)	$(3,250)	$ 1,066
Current—period change	(53,050)	(96,683)	(253,217)	1,092	(401,858)
Balance, March 31, 2003	$(32,584)	$(23,908)	$(342,142)	$(2,158)	$(400,792)

12. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The Company also enters into agreements involving derivative instruments to manage its exposure to fluctuations in foreign exchange and interest rates.

Market Risk Management

Market Risk Exposures

The Company is subject to market rate risks due to fluctuation of foreign currency exchange rates, interest rates, and equity prices. Among these risks, the Company manages foreign currency exchange and interest rate risks by using derivative financial instruments in accordance with established policies and procedures. The Company does not use derivative financial instruments for trading purposes. The credit risks associated with these instruments are not considered to be significant since the counterparties are reliable major international financial institutions and the Company does not anticipate any such losses. The net cash requirements arising from the previously mentioned risk management activities are not expected to be material.

Foreign Currency Exchange Risks

The Company's foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations and long-term debt denominated in foreign currencies. The Company entered into foreign exchange forward contracts and currency swaps designated to mitigate its exposure to foreign currency exchange risks.

The following table provides information regarding the Company's derivative financial instruments related to foreign currency exchange transactions as of March 31, 2003, which was translated into Japanese yen at the year-end currency exchange rate.

Foreign Exchange Forward Contracts and Currency Swaps

Maturities, Years Ending March 31		Millions of Yen		Thousands of U.S. Dollars	
		2004	2005	2004	2005
Sell U.S. Dollar, buy Yen	Receive	¥25,143	¥—	$209,525	$—
	Pay	25,200	—	210,000	—
Sell Euro, buy Yen	Receive	6,968	—	58,066	—
	Pay	7,150	—	59,584	—
Sell Sterling Pound, buy Euro	Receive	240	—	2,000	—
	Pay	230	—	1,917	—
Sell Yen, buy U.S. Dollar	Receive	782	13	6,517	108
	Pay	774	14	6,450	117

Interest Rate Risks

The Company is exposed to interest rate risks mainly inherent in its debt obligations with both fixed and variable rates. Debt obligations that are sensitive to interest rate changes are disclosed in Note 5. In order to hedge these risks, the Company uses interest rate swap contracts to change the characteristics of its fixed and variable rate exposures.

The following table provides information, by maturity date, about the Company's interest rate swap contracts. The table represents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts as of March 31, 2003, which are translated into Japanese yen at the year-end currency exchange rate.

Interest Rate Swap Contracts

Maturities, Years Ending March 31,	Weighted Average Rate		Notional Amount	
	Receive	Pay	Millions of Yen	Thousands of U.S. Dollars
2004	0.88%	2.03%	¥18,284	$152,367
2005	0.77	1.78	15,844	132,033
2006	0.56	1.44	9,564	79,700
2007	0.30	0.74	5,500	45,833
2008	0.24	0.73	2,000	16,667

Cash Flow Hedges

Changes in the fair value of foreign exchange contracts and interest rate swap agreements designated and qualifying as cash flow hedges are reported in other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (expense) in the same period as the hedged items affect earnings. For most forward exchange contracts, the amounts are reclassified when products related to hedged transactions are sold from overseas subsidiaries to customers. In the case of interest rate swaps, the amounts are reclassified when the related interest expense is recognized. Substantially all of the net losses on derivatives included in accumulated other comprehensive loss at March 31, 2003 will be reclassified into earnings within the next 12 months.

Equity Price Risks

The Company's short-term and other investments are exposed to changes in equity price risks and consist entirely of available-for-sale securities. Fair value and other information for such equity securities is disclosed in Note 4.

Fair Value of Financial Instruments

The Company had the following financial instruments at March 31, 2003 and 2002:

	Millions of Yen				Thousands of U.S. Dollars	
	2003		2002		**2003**	
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:						
Finance receivables	**¥ 89,280**	**¥ 87,408**	¥ 88,002	¥ 88,051	**$ 744,000**	**$ 728,400**
Other investments	**79,959**	**79,959**	128,876	128,876	**666,325**	**666,325**
Financial liabilities:						
Long-term debt	**(231,796)**	**(233,449)**	(209,926)	(211,602)	**(1,931,634)**	**(1,945,408)**
Derivative financial instruments recorded as liabilities:						
Foreign exchange instruments	**(145)**	**(145)**	(374)	(374)	**(1,208)**	**(1,208)**
Interest rate swaps and other instruments	**(283)**	**(283)**	(313)	(313)	**(2,358)**	**(2,358)**

The fair values of finance receivables, other investments, and long-term debt are based on quoted market prices when available or discounted cash flows using the current interest rate on similar financing investments or borrowings. The fair value estimates of the financial instruments are not necessarily indicative of the amounts the Company might pay or receive from actual market transactions.

The carrying amounts of cash and cash equivalents, short-term investments, notes and accounts receivable and payable, and short-term borrowings approximate the fair value because of the short maturity of those instruments.

Concentration of Credit Risks

A certain level of group concentrations of the Company's business activities is found in the domestic farm equipment sales through the National Federation of Agricultural Cooperative Associations and affiliated dealers. The concentrated credit risk of the domestic farm equipment business consists principally of notes and accounts receivable and financial guarantees, for which the Company historically has not experienced any significant uncollectibility. Additionally, transactions associated with country risk are limited.

13. SUPPLEMENTAL EXPENSE INFORMATION

Amounts of certain costs and expenses for the years ended March 31, 2003, 2002, and 2001 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	**2003**
Research and development expenses	**¥26,405**	¥30,186	¥30,257	**$220,042**
Advertising costs	**9,534**	10,464	9,608	**79,450**
Shipping and handling costs	**37,725**	36,858	37,668	**314,375**

Loss from disposal and impairment of business and fixed assets for the year ended March 31, 2003 includes a loss of ¥16,792 million ($139,933 thousand) resulting from the impairment of long-lived assets, primarily the land and buildings of a golf course held and operated by the Company with a fair value of ¥730 million ($6,083 thousand). As a result of the significant deterioration of the golf business, the Company evaluated the recoverability of related assets and recognized an impairment loss. The fair value of the golf course was determined by the expected cash flow approach.

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2002 includes a loss of ¥4,734 million resulting from write-down of long-lived assets to be disposed of, primarily land and rental property with a fair value of ¥2,120 million. Also included is a loss of ¥6,332 million mainly resulting from the disposal of the prefabricated housing business, and mergers and integration of farm machinery distributors, in connection with the Company's efforts to streamline operations. Certain of these actions have already been completed and others are expected to be completed within the next 12 months.

14. COMMITMENTS AND CONTINGENCIES

Commitments for capital expenditures outstanding at March 31, 2003 approximated ¥1,259 million ($10,492 thousand).

The Company leases certain offices and other facilities under lease agreements, all of which are substantially cancelable at the Company's option. Rental expenses for the years ended March 31, 2003, 2002, and 2001 amounted to ¥8,182 million ($68,183 thousand), ¥9,220 million, and ¥9,472 million, respectively.

The Company adopted FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other." FIN 45 requires that a guarantor be required to recognize a liability at the inception of a guarantee. FIN 45 also requires disclosure about the guarantees that the entity has issued.

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term.

The Company determines its reserve for product warranties based on an analysis of the historical data of costs to perform under product warranties.

The change in the accrued product warranty cost for the year ended March 31, 2003 was as follows:

	Millions of Yen	Thousands of U.S. Dollars
Balance, April 1, 2002	¥1,672	$13,933
Addition	2,786	23,217
Utilization	(2,676)	(22,300)
Other	(34)	(283)
Balance, March 31, 2003	¥1,748	$14,567

Balances were included in other current liabilities in the consolidated balance sheets.

At March 31, 2003, the Company was contingently liable for trade notes with maturities of principally one to three months discounted with banks in the amount of ¥3,036 million ($25,300 thousand), which are accounted for as sales when discounted. The banks retain a right of recourse against the Company in the event of nonpayment by customers, for which the Company's management believes that the recourse is remote from exercise.

The Company is contingently liable as guarantor of the indebtedness of distributors, including affiliated companies, and customers for their borrowings from financial institutions.

The Company is also contingently liable as guarantor of the housing loans of employees. The Company would have to perform under these guarantees in the events of default on a payment within the guarantee periods of 1 year to 10 years for distributors and customers and of 1 year to 20 years for employees with housing loans.

Maximum potential amounts of undiscounted future payments of these financial guarantees as of March 31, 2003 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Borrowings of distributors and customers	¥3,074	$25,617
Housing loans of employees	2,848	23,733
Total	¥5,922	$49,350

The Company recognized liabilities for the guarantees for borrowings of distributors and customers in the amount of ¥358 million ($2,983 thousand) as of March 31, 2003. The liabilities for other financial guarantees, including trade notes discounted with banks, which were issued after December 31, 2002, were not material.

In the fiscal year ended March 31, 1999, the Fair Trade Commission of Japan (the "FTCJ") began an investigation of the Company for an alleged violation of the Anti-Monopoly Law (prohibition of private monopoly or unfair trade restraint) relating to participation in fixing the shares of ductile iron straight pipe orders in Japan. In March 1999, the Company received a cease and desist recommendation from the FTCJ, which was accepted by the Company in April 1999.

In connection with this investigation, on December 24, 1999, the Company received a surcharge order of ¥7,072 million from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000 and continued through the year ended March 31, 2003. Under Section 49 of the Anti-Monopoly Law, upon the initiation of the procedures, the surcharge order lost effect. In addition, Section 7-2 of the law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2 and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter. An unfavorable outcome from this issue could materially affect the Company's results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such an unfavorable outcome.

15. SUBSEQUENT EVENT

On May 22, 2003, the Company's Board of Directors resolved the payment of a cash dividend to shareholders of record on March 31, 2003 of ¥3 per common share (¥15 per 5 common shares) or a total of ¥4,038 million ($33,650 thousand). The Company's Board of Directors also resolved the purchase of up to 50,000,000 shares, or up to ¥20,000 million ($166,667 thousand), of the parent company's common stock on the open market, commencing after the general shareholders' meeting through the next general shareholders' meeting. Both authorizations are subject to shareholders' approval at the general meeting to be held on June 26, 2003.

Independent Auditors' Report

Deloitte
Touche
Tohmatsu

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the accompanying consolidated balance sheets of Kubota Corporation and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2003, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Certain information required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" has not been presented in the accompanying consolidated financial statements. In our opinion, presentation concerning operating segments and other information is required for a complete presentation of the Company's consolidated financial statements.

The Company has not accounted for a nonmonetary security exchange transaction, that occurred during the year ended March 31, 1997, in accordance with accounting principles generally accepted in the United States of America. In our opinion, the recognition of the nonmonetary exchange gain, and the related impact in subsequent periods, is required by accounting principles generally accepted in the United States of America. The Company has disclosed the effects of the departure and other relevant information in Note 1 to the consolidated financial statements.

In our opinion, except for the omission of segment and other information required by SFAS No. 131 and the effect of not properly recording a nonmonetary security exchange transaction, as discussed in the preceding paragraphs, such consolidated financial statements present fairly, in all material respects, the financial position of Kubota Corporation and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the consolidated financial statements, the Company changed its method of amortizing unrecognized actuarial gains and losses related to accounting for retirement and pension costs effective April 1, 2000.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

Osaka, Japan
June 2, 2003

Directory

KUBOTA CORPORATION

Head Office
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111
Facsimile: (81)-6-6648-3862

Tokyo Office
1-3, Nihonbashi-Muromachi 3-chome,
Chuo-ku, Tokyo 103-8310, Japan
Phone: (81)-3-3245-3111
Facsimile: (81)-3-3245-3049

OVERSEAS OFFICES

Beijing Office
Room 1551,
New Century Office Tower,
No. 6 Southern Road,
Capital Gym., Beijing 100044,
People's Republic of China
Phone: (86)-10-6849-2277
Facsimile: (86)-10-6849-2280
Telex: 22990 MZHTL CN

OVERSEAS SUBSIDIARIES AND AFFILIATES

NORTH AMERICA

Kubota Tractor Corporation
3401 Del Amo Blvd.,
Torrance, California 90503, U.S.A.
Phone: (1)-310-370-3370
Facsimile: (1)-310-370-2370
URL: http://www.kubota.com

Kubota Credit Corporation, U.S.A.
3401 Del Amo Blvd.,
Torrance, California 90503, U.S.A.
Phone: (1)-310-370-3370
Facsimile: (1)-310-370-2370
URL: http://www.kubota.com/kccusa.cfm

Kubota Manufacturing of America Corporation
Gainesville Industrial Park North,
2715 Ramsey Road,
Gainesville, Georgia 30501, U.S.A.
Phone: (1)-770-532-0038
Facsimile: (1)-770-532-9057

Kubota Engine America Corporation
505 Schelter Road,
Lincolnshire, Illinois 60069, U.S.A.
Phone: (1)-847-955-2500
Facsimile: (1)-847-955-2501
URL: http://www.kubotaengine.com/

Auburn Consolidated Industries, Inc.
2100 South "J" Street,
(P.O. Box 350) Auburn,
Nebraska 68305-0350, U.S.A.
Phone: (1)-402-274-4911
Facsimile: (1)-402-274-5031

Kubota Finance (U.S.A.), Inc.
3401 Del Amo Blvd.,
Torrance, California 90503, U.S.A.
Phone: (1)-310-370-3370
Facsimile: (1)-310-370-2370

Kubota Canada Ltd.
5900 14th Avenue, Markham,
Ontario L3S 4K4, Canada
Phone: (1)-905-294-7477
Facsimile: (1)-905-294-6651
URL: http://www.kubota.ca/

Kubota Metal Corporation (Fahramet Division)
25 Commerce Road, Orillia,
Ontario L3V 6L6, Canada
Phone: (1)-705-325-2781
Facsimile: (1)-705-325-5887
URL: http://www.kubotametal.com/

OCEANIA

Kubota Tractor Australia Pty Ltd
100 Keilor Park Drive, Tullamarine,
Victoria 3043, Australia
Phone: (61)-3-9279-2000
Facsimile: (61)-3-9279-2030
URL: http://www.kubota.com.au/

EUROPE

Kubota Europe S.A.S.
19-25, Rue Jules Vercruysse,
Z.I., BP88 95101 Argenteuil,
Cedex, France
Phone: (33)-1-3426-3434
Facsimile: (33)-1-3426-3499

Kubota (Deutschland) GmbH
Senefelder Straße 3-5,
63110 Rodgau/Nieder-Roden,
Germany
Phone: (49)-6106-873-0
Facsimile: (49)-6106-873-198
URL: http://www.kubota.de/

Kubota Baumaschinen GmbH
Steinhauser Straße 100,
66482 Zweibrücken, Rheinlandpfalz,
Germany
Phone: (49)-6332-4870
Facsimile: (49)-6332-487-101

Kubota Servicios España S.A.
Ctra. del Barrio de la Fortuna s/n
Cuatro Vientos,
28044 Madrid, Spain
Phone: (34)-91-508-6442
Facsimile: (34)-91-508-0522

Kubota (U.K.) Limited
Dormer Road, Thame,
Oxfordshire OX9 3UN, U.K.
Phone: (44)-1844-214500
Facsimile: (44)-1844-261568
URL: http://www.kubota.co.uk/

Kubota Membrane Europe Ltd.
8 Hanover Street, London W1S 1YE, U.K.
Phone: (44)-(0) 20-7290-2730
Facsimile: (44)-(0) 20-7290-2733

ASIA

Shin Taiwan Agricultural Machinery Co., Ltd.
16, Fengping 2nd Road,
Taliao Shiang Kaohsiung,
Hsien 83107, Taiwan, R.O.C.
Phone: (886)-7-702-2333
Facsimile: (886)-7-702-2303

Kubota Agricultural Machinery (Suzhou) Co., Ltd.
No. 220, Xing Ming Street,
Suzhou Industrial Park,
Suzhou Municipality, Jiangsu,
People's Republic of China
Phone: (86)-512-6716-3122
Facsimile: (86)-512-6716-3344

The Siam Kubota Industry Co., Ltd.
101/19-24 Navanakorn,
Tambol Klongneung, Amphur
Klongluang, Pathumthani 12120,
Thailand
Phone: (66)-2-529-0363
Facsimile: (66)-2-529-0081

P.T. Kubota Indonesia
JL. Setyabudi 279,
Semarang, Indonesia
Phone: (62)-24-7472849
Facsimile: (62)-24-7472865

P.T. Metec Semarang
Tanjung Emas Export Processing
Zone, JL. Coaster No. 8 Block B,
12A-16 Semarang, Central Java,
Indonesia
Phone: (62)-24-3520435
Facsimile: (62)-24-3520432

Kubota Agro-Industrial Machinery Philippines, Inc.
155 Panay Avenue,
South Triangle Homes,
1103 Quezon City, Philippines
Phone: (63)-2-9201071
Facsimile: (63)-2-9241848

Sime Kubota Sdn. Bhd.
No. 3 Jalan Sepadu,
25/123 Taman Perindustrian Axis,
Seksyen 25, 40400 Shah Alam,
Selangor Darul Ehsan, Malaysia
Phone: (60)-3-5122-1288
Facsimile: (60)-3-5124-8798

Jiangsu Biaoxin Kubota Industrial Co., Ltd.
186 Lishiqiao South Avenue, Xin qiao Town,
Jingjiang City, Jiangsu,
People's Republic of China
Phone: (86)-523-433-3999
Facsimile: (86)-523-433-3999

Directors and Corporate Auditors

President and Representative Director
Daisuke Hatakake

Executive Vice Presidents and Representative Directors
Tomomi Soh
Mikio Kinoshita

Executive Managing Directors
Tsuyoshi Hayashi
Tadahiko Kinoshita

Managing Directors
Akio Nishino
Masaru Ishiguro
Akira Seike
Toshiyuki Yotsumoto
Yoshihiro Fujio
Moriya Hayashi

Directors
Tadahiko Urabe
Masateru Yoshikawa
Toshihiro Fukuda
Yasuo Masumoto
Junichi Maeda
Yoshiharu Nishiguchi
Eisaku Shinohara
Nobuo Izawa

Corporate Auditors
Masayoshi Fujita
Masamichi Nakahiro
Susumu Sumikura
Teisuke Sono

Investor Information

Stock Listings
Domestic: Tokyo, Osaka,
and three other stock exchanges
Overseas: New York and Frankfurt

Transfer Agent for Common Stock
The Chuo Mitsui Trust
and Banking Company, Limited
2-21, Kitahama 2-chome, Chuo-ku,
Osaka 541-0041, Japan

Depositary for ADR Holders
JPMorgan Chase Bank
60 Wall Street, New York,
New York 10260-0060, U.S.A.

Investor Inquiries

Head Office
Finance & Accounting Dept.
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111
Facsimile: (81)-6-6648-3862

Tokyo Office
Tokyo Administration Dept.
1-3, Nihonbashi-Muromachi 3-chome,
Chuo-ku, Tokyo 103-8310, Japan
Phone: (81)-3-3245-3111
Facsimile: (81)-3-3245-3049

Financial information and environmental reports are available on Kubota's Web site:
http://www.kubota.co.jp/

This annual report is printed on recycled paper.

Kubota Corporation
2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111 Facsimile: (81)-6-6648-3862
http://www.kubota.co.jp/

Printed in Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION



Date: July 15, 2003

By:
Name: Shigeru Kimura
Title: General Manager
Finance & Accounting Department